October 21, 2020

VIA EDGAR

Deborah O’Neal

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”)
1933 Act File No. 002-34393
1940 Act File No. 811-01879
Post-Effective Amendment No. 299

Dear Ms. O’Neal:

On behalf of the Registrant, Janus Henderson Developed World Bond Fund (“Developed World Bond Fund”), Janus Henderson Flexible Bond Fund (“Flexible Bond Fund”), Janus Henderson Global Bond Fund (“Global Bond Fund”), Janus Henderson High-Yield Fund (“High-Yield Fund”), Janus Henderson Multi-Sector Income Fund (“Multi-Sector Income Fund”), and Janus Henderson Short-Term Bond Fund (“Short-Term Bond Fund”) (each, a “Fund” and collectively, the “Funds”), this letter is to respond to your comments made by telephone October 8, 2020 with respect to the Registrant’s Post-Effective Amendment No. 299 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on August 27, 2020. We have summarized your comments to the best of our understanding and provided our responses to your comments below.

1.	Staff Comment: The Staff noted that all comments apply to Funds with similar disclosure in the prospectuses, as applicable.

Response: The Registrant acknowledges the Staff’s comment and will apply any updates to disclosure across all Funds with similar disclosure, as applicable.

2.	Staff Comment: The Staff requested completed fee tables, expense examples, and performance tables for the Funds at least a week before the effective date of the registration statement.

Response: The Registrant has provided completed fee tables, expense examples, and performance tables for each Fund in Appendix A to this letter.

3.

Staff Comment: The Staff inquired whether Janus Capital Management LLC (“Janus Capital”), the Funds’ investment adviser, has the ability to recoup expenses for any previously waived fees for the Funds.

Response: The Registrant confirms that Janus Capital does not have the ability to recoup expenses as a result of any previously waived fees for the Funds.

Janus Henderson Developed World Bond Fund

4.

Staff Comment: The Staff asked the Registrant to disclose the criteria the portfolio managers use to determine which countries are developed. The Staff noted that such disclosure can be included in the statutory section of the Fund’s prospectuses.

Response: The Registrant has added the following disclosure to the “Additional Information about the Funds – Additional Investment Strategies and General Portfolio Policies” section of the Fund’s prospectuses:

While the portfolio managers consider “developed countries” to include those countries characterized as developed by the MSCI World Index, they may also deem other countries to be developed based on criteria such as a country’s stage of economic development and market accessibility.

5.

Staff Comment: As it relates to mortgage-related and asset-backed securities, the Staff asked the Registrant to confirm that the Fund will not invest more than 15% of its assets in non-agency, below investment grade asset-backed securities.

Response: The Registrant confirms that, pursuant to Rule 22e-4 (the “Liquidity Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), and as disclosed in the Fund’s statement of additional information (“SAI”), the Fund may not acquire any illiquid investment1 if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments that are assets. The Fund has adopted a liquidity risk management program (the “LRMP”) pursuant to the Liquidity Rule that, among other things, provides that the program administrator of the LRMP will regularly monitor the amount of the Fund’s investments in illiquid investments for compliance with the 15% limit on illiquid investments under the Liquidity Rule. Accordingly, the Registrant confirms that the Fund’s investments in non-agency, below investment grade asset-backed securities that are classified as illiquid, combined with any other investments that are classified as illiquid, will not exceed 15%.

6.	Staff Comment: The Staff asked the Registrant, when referencing high yield securities, to include a parenthetical for “junk-bonds.”

Response: The Registrant confirms that a parenthetical for “junk-bonds” has been added to initial references of high yield securities in the “Principal Investment Strategies” section of the Fund’s prospectuses, as applicable.

7.	Staff Comment: The Staff asked the Registrant to ensure that the maturity strategy for the Funds is disclosed, as applicable.

Response: To the extent that a Fund uses a maturity strategy, the Registrant confirms that it has been disclosed.

8.	Staff Comment: The Staff asked the Registrant to provide the definition of duration and an example of duration in the summary section for the Fund.

1 Under the Liquidity Rule, a “less liquid” investment is defined as an investment that the Fund reasonably expects to be able to sell or dispose of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment, but where the sale or disposition is reasonably expected to settle in more than seven calendar days.

2

Response: As discussed with the Staff on October 8, 2020, there is currently a definition of duration and an example of duration in the Glossary of Investment Terms in the Fund’s prospectuses.

9.

Staff Comment: With respect to the Fund’s use of short sales, the Staff asked the Registrant to confirm that the Fund discloses the dividend and interest expenses associated with short sales in the fee table.

Response: To the extent the Fund uses short sales, the Registrant confirms that the “Other Expenses” line item in the fee table will include such expenses, when applicable. The Registrant confirms that the Fund did not incur expenses associated with short sales during its last fiscal year ended June 30, 2020.

10.	Staff Comment: To the extent the Fund sells protection on credit default swaps (“CDS”), confirm that it will maintain asset coverage equal to the full notional value of such CDS.

Response: The Registrant notes that to extent the Fund sells protection on CDS, the Registrant confirms that it will “cover” such positions or identify on its books liquid assets or cash in an amount equal to the full notional value of such CDS while the positions are open, subject to future regulatory developments that would permit a different approach.

11.

Staff Comment: The Staff asked the Registrant to consider adding, in addition to general risk disclosure, risks associated with specific derivative instruments in which the Fund may invest in the “Principal Investment Risks” section of the Fund’s prospectuses.

Response: The Registrant believes that the derivatives risk factor in the “Principal Investment Risks” section of the Fund’s prospectuses addresses the risks of investing in various types of derivatives as required by Item 4(b) of Form N-1A. The Registrant notes that the “Additional Information about the Fund – Risks of the Fund” section of the prospectuses include risk information specifically concerning particular types of derivatives, as required by Item 9(c) of Form N-1A.

12.	Staff Comment: The Staff asked the Registrant to consider whether additional risk disclosure related to the COVID-19 pandemic is needed.

Response: The Registrant notes that the Fund includes a discussion of specific risks related to the COVID-19 pandemic within the market risk discussion in the Fund’s “Additional Information about the Funds” section of its prospectuses that responds to Item 9 of Form N-1A, and includes a general discussion of risks related to “other conditions and events (such as terrorism, conflicts, social unrest, natural disasters, epidemics and other pandemics, including the COVID-19 outbreak)” in the Fund’s “Principal Investment Risks” section of its prospectuses that responds to Item 4 of Form N-1A. In addition, a discussion of other risks regarding the COVID-19 appears in the “Investment Strategies and Risks – Regulatory Changes and Market Events and Risks” section of the SAI. The Registrant believes that these risk descriptions continue to reasonably describe the risks to the Fund related to the COVID-19 pandemic, consistent with relevant instructions on Form N-1A.

13.

Staff Comment: The Staff asked the Registrant to include disclosure that addresses certain risks associated with the discontinuation of the London Interbank Offered Rate (“LIBOR”) to the “Principal Investment Risks” section of the Fund’s prospectuses.

Response: The Registrant acknowledges the Staff’s comment and has confirmed with the portfolio managers that LIBOR is not considered a principal investment risk for the Fund at this time. The

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Registrant also notes that a discussion regarding the risks associated with the discontinuation of LIBOR appears in the “Additional Information about the Funds” section of the prospectuses and the “Investment Strategies and Risks” section of the SAI.

Janus Henderson Flexible Bond Fund

14.

Staff Comment: The Staff noted that the Fund will limit its investments in “junk bonds” to 35% or less of its net assets. The Staff asked the Registrant to confirm that the Fund will not invest more than 15% of its assets in non-agency, below investment grade asset-backed securities.

Response: As noted in response to Staff comment #5, the Fund may not acquire any illiquid investment if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments that are assets and, among other things, has adopted a LRMP. The Registrant confirms that the Fund’s investments in non-agency, below investment grade asset-backed securities that are classified as illiquid, combined with any other investments that are classified as illiquid, will not exceed 15%.

15.

Staff Comment: With respect to the Fund’s use of derivatives for purposes of meeting its 80% investment policy, the Staff asked the Registrant to confirm that the Fund values its investments in derivatives based on the market value of such derivatives.

Response: The Registrant confirms that derivative instruments that provide economic exposure to assets that are consistent with the Fund’s name generally will be valued at market value for purposes of measuring compliance with the Fund’s 80% investment policy. However, the Registrant believes that it may be appropriate under certain circumstances to utilize the notional amount (e.g., if a derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount).

Janus Henderson Global Bond Fund

16.

Staff Comment: The Staff noted the use of the word “global” in the Fund’s name, and asked the Registrant to include disclosure that the Fund may invest in securities that are economically tied to a number of countries. For example, the Staff noted that many funds with “global” in their names invest at least 40% of their assets in securities outside of the United States (or 30% in the event that a fund is taking a temporary defensive position). The Staff stated that it expects the Registrant to include disclosure in the registration statement that clarifies the “global” nature of the Fund’s investments.

Response: The SEC stated explicitly in the adopting release for Rule 35d-1 under the 1940 Act (the “Names Rule”) that the use of the term “global” is not subject to the Names Rule.2 The Registrant notes that the disclosure in the “Principal Investment Strategies” section states that the Fund “invests in securities of issuers that are economically tied to developed and emerging market countries…” Accordingly, the Registrant believes that the Fund’s disclosure of its principal investment strategies is consistent with the Names Rule and related guidance regarding the use of the term “global” in fund names.

17.

Staff Comment: The Staff asked the Registrant to include disclosure that addresses certain risks associated with the discontinuation of LIBOR to the “Principal Investment Risks” section of the Fund’s prospectuses.

[2]

See also Question 10 of Frequently Asked Questions About Rule 35d-1 (Investment Company Names) at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (“The terms ‘international’ and ‘global’ connote diversification among investments in a number of different countries throughout the world, and therefore the use of these terms in a fund name is not subject to the rule.”).

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Response: The Registrant acknowledges the Staff’s comment and has confirmed with the portfolio managers that LIBOR is not considered a principal investment risk for the Fund at this time. As indicated in response to Staff Comment #13, the Registrant also notes that a discussion regarding the risks associated with the discontinuation of LIBOR appears in the “Additional Information about the Funds” section of the prospectuses and the “Investment Strategies and Risks” section of the SAI.

Please call me at (303) 394-7310 with any questions or comments.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson, Esq.

Senior Legal Counsel

Enclosure (via EDGAR only)

cc:        Byron D. Hittle, Esq.

  Thea Kelley

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Appendix A

FUND SUMMARY

Janus Henderson Developed World Bond Fund
Ticker:	HFAAX Class A Shares	HFASX Class S Shares	HFARX Class N Shares
	HFACX Class C Shares	HFAIX Class I Shares	HFATX Class T Shares

INVESTMENT OBJECTIVE

Janus Henderson Developed World Bond Fund seeks total return through current income and capital appreciation.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the “Purchases” section on page 89 of the Fund’s Prospectus and in the “Purchases” section on page 84 of the Fund’s Statement of Additional Information. In addition, please see Appendix A –Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class I Shares or Class N Shares of the Fund that are not reflected in the table or in the example below.

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class N	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class N	Class T

Management Fees	0.53%	0.53%	0.53%	0.53%	0.53%	0.53%

Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	None

Other Expenses	0.16%	0.13%	1.82%	0.15%	0.08%	0.31%

Acquired Fund(1) Fees and Expenses	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%

Total Annual Fund Operating Expenses(2)	0.95%	1.67%	2.61%	0.69%	0.62%	0.85%

Fee Waiver(2)	0.12%	0.09%	1.53%	0.11%	0.04%	0.02%

Total Annual Fund Operating Expenses After Fee Waiver(2)	0.83%	1.58%	1.08%	0.58%	0.58%	0.83%

(1)

“Acquired Fund” refers to any underlying fund (including, but not limited to, exchange-traded funds) in which a fund invests or has invested during the period. Acquired fund fees and expenses are indirect expenses a fund may incur as a result of investing in shares of an underlying fund. To the extent that the Fund invests in Acquired Funds, the Fund’s “Total Annual Fund Operating Expenses” may not correlate to the “Ratio of gross expenses to average net assets” presented in the Financial Highlights tables because that ratio includes only the direct operating expenses incurred by the Fund, not the indirect costs of investing in Acquired Funds.

(2)

Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund’s total annual fund operating expenses (excluding the fees payable pursuant to a Rule 12b-1 plan, transfer agency fees (but not including out-of-pocket costs), and administrative services fees payable by any share class; brokerage commissions; interest; dividends; taxes; acquired fund fees and expenses; and extraordinary expenses) exceed 0.57% through at least October 31, 2021. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees.

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your

2  |    Janus Henderson Developed World Bond Fund

investment has a 5% return each year and that the Fund’s operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$567	$763	$976	$1,586
Class C Shares	$270	$526	$907	$1,976
Class S Shares	$264	$811	$1,385	$2,944
Class I Shares	$70	$221	$384	$859
Class N Shares	$63	$199	$346	$774
Class T Shares	$87	$271	$471	$1,049

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$567	$763	$976	$1,586
Class C Shares	$170	$526	$907	$1,976
Class S Shares	$264	$811	$1,385	$2,944
Class I Shares	$70	$221	$384	$859
Class N Shares	$63	$199	$346	$774
Class T Shares	$87	$271	$471	$1,049

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 88% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in bonds or other income-producing debt-related securities from developed countries. The Fund considers “developed countries” to include, but not be limited to, those countries characterized as developed by the MSCI World Index, including the United States, United Kingdom, Canada, Australia, Sweden, Denmark, Japan, Austria, Belgium, Finland, France, Germany, Ireland, Italy, the Netherlands, Portugal, and Spain, or such other countries as the portfolio managers deem to be developed.

Under normal circumstances, the portfolio managers intend to invest at least 40% of the Fund’s net assets outside of the United States and in at least three different countries. A security is deemed to originate in a country if one or more of the following tests are met: (i) the company is organized in, or its primary business office or principal trading market of its equity are located in, the country, (ii) a majority of the company’s assets are located in the country, or (iii) a majority of the company’s revenues are derived from the country. The Fund may also invest up to 20% of its net assets in equity and equity-related securities such as convertibles and debt securities with warrants. While the Fund has no policy limiting the currency in which foreign securities may be denominated, the Fund seeks to hedge its non-dollar investments back to the U.S. dollar.

The portfolio managers use a process that combines a bottom-up approach to individual security selection rooted in thorough, independent research with a macro-economic overlay that determines appropriate country, asset sector, currency and industry exposure.

In their bottom-up approach, the portfolio managers use both qualitative and quantitative credit analysis to consider a variety of factors, including the issuer’s experience, managerial strength, debt service capability, operating outlook, sensitivity to economic conditions, current financial condition, liquidity and access to capital, asset protection, structural issues, covenant protection, and equity sponsorship.

The portfolio managers perform credit analysis and meet with prospective and purchased debt issuers. They also work closely with a team of analysts to search for the most appropriate securities to include in the Fund’s portfolio.

Sector, regional and industry allocations are evaluated within a broader economic and market context and involve: (i) evaluation of the economic and interest rate environment that determines asset sector allocation and quality mix;

3  |    Janus Henderson Developed World Bond Fund

provided to the Fund to collateralize the loan. If the Fund is unable to recover a security on loan, the Fund may use the collateral to purchase replacement securities in the market. There is a risk that the value of the collateral could decrease below the cost of the replacement security by the time the replacement investment is made, resulting in a loss to the Fund.

United Kingdom Risk. The Fund is subject to certain risks related to the United Kingdom. Investments in British issuers may subject the Fund to regulatory, political, currency, security, and economic risk specific to the United Kingdom. The United Kingdom has one of the largest economies in Europe, and the United States and other European countries are substantial trading partners of the United Kingdom. As a result, the British economy may be impacted by changes to the economic health of the United States and other European countries. The risk of investing in British issuers may also be heightened due to the withdrawal agreement, which came into force in January 2020, in which the United Kingdom ended its membership in the European Union (“EU”) (commonly known as “Brexit”) and entered an 11-month transition period. There is considerable uncertainty relating to the consequences of the exit and how negotiations for new trade agreements will be conducted or whether a new trade deal will be reached by the end of the transition period. During this period of uncertainty, the negative impact on not only the United Kingdom and European economies, but the broader global economy, could be significant, potentially resulting in increased volatility and illiquidity and lower economic growth for companies that rely significantly on the United Kingdom and/or Europe for their business activities and revenues. Any further exits from the EU, or an increase in the belief that such exits are likely or possible, would likely cause additional market disruption globally and introduce new legal and regulatory uncertainties.

Management Risk. The Fund is an actively managed investment portfolio and is therefore subject to the risk that the investment strategies employed for the Fund may fail to produce the intended results. The Fund may underperform its benchmark index or other mutual funds with similar investment objectives.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PERFORMANCE INFORMATION

The following information provides some indication of the risks of investing in the Fund by showing how the Fund’s performance has varied over time. Returns shown for periods prior to June 5, 2017, are those of Henderson Strategic Income Fund (the “Predecessor Fund”). The Predecessor Fund was advised by Henderson Global Investors (North America) Inc. and subadvised by Henderson Investment Management Limited. Class A Shares, Class C Shares, Class I Shares, and Class R6 Shares of the Predecessor Fund were reorganized into Class A Shares, Class C Shares, Class I Shares, and Class N Shares, respectively, of the Fund on June 2, 2017. Class A Shares and Class C Shares of the Predecessor Fund commenced operations with the Predecessor Fund’s inception on September 30, 2003. Class I Shares and Class R6 Shares of the Predecessor Fund commenced operations on April 29, 2011 and November 30, 2015, respectively. Class S Shares and Class T Shares of the Fund commenced operations on June 5, 2017.

•

The performance shown for Class A Shares for periods prior to June 5, 2017, reflects the performance of Class A Shares of the Predecessor Fund and is calculated using the fees and expenses of Class A Shares of the Predecessor Fund, in effect during the periods shown, net of any applicable fee and expense limitations or waivers.

•

The performance shown for Class C Shares for periods prior to June 5, 2017, reflects the performance of Class C Shares of the Predecessor Fund and is calculated using the fees and expenses of Class C Shares of the Predecessor Fund, in effect during the periods shown, net of any applicable fee and expense limitations or waivers.

•

The performance shown for Class I Shares for periods prior to June 5, 2017, reflects the performance of Class I Shares of the Predecessor Fund and is calculated using the fees and expenses of Class I Shares of the Predecessor Fund, in effect during the periods shown, net of any applicable fee and expense limitations or waivers, except that for periods prior to April 29, 2011, performance shown for Class I Shares reflects the performance of Class A Shares of the Predecessor Fund, calculated using the fees and expenses of Class A Shares of the Predecessor Fund (without sales charges), net of any applicable fee and expense limitations or waivers.

•

The performance shown for Class N Shares for periods prior to June 5, 2017, reflects the performance of Class R6 Shares of the Predecessor Fund and is calculated using the fees and expenses of Class R6 Shares of the Predecessor Fund, in effect during the periods shown, net of any applicable fee and expense limitations or waivers, except that for periods prior to November 30, 2015, performance shown for Class N Shares reflects the performance of Class A Shares of the Predecessor Fund, calculated using the fees and expenses of Class A Shares of the Predecessor Fund (without sales charges), net of any applicable fee and expense limitations or waivers.

7  |    Janus Henderson Developed World Bond Fund

•

The performance shown for Class S Shares for periods prior to June 5, 2017, reflects the performance of Class A Shares of the Predecessor Fund, calculated using the fees and expenses of Class A Shares of the Predecessor Fund (without sales charges), net of any applicable fee and expense limitations or waivers.

•

The performance shown for Class T Shares for periods prior to June 5, 2017, reflects the performance of Class A Shares of the Predecessor Fund, calculated using the fees and expenses of Class A Shares of the Predecessor Fund (without sales charges), net of any applicable fee and expense limitations or waivers.

Returns of the Fund will be different from the Predecessor Fund as they have different expenses.

The bar chart depicts the change in performance from year to year during the periods indicated. The bar chart figures do not include any applicable sales charges that an investor may pay when they buy or sell Class A Shares or Class C Shares of the Fund. If sales charges were included, the returns would be lower. The table compares the Fund’s average annual returns for the periods indicated to a broad-based securities market index. All figures assume reinvestment of dividends and distributions. For certain periods, the Fund’s performance reflects the effect of expense waivers. Without the effect of these expense waivers, the performance shown would have been lower.

The Fund’s (and the Predecessor Fund’s) past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future. Updated performance information is available at janushenderson.com/performance or by calling 1-877-335-2687.

Annual Total Returns for Class A Shares (calendar year-end)

2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Best Quarter: 3rd Quarter 2010 7.51%				Worst Quarter: 3rd Quarter 2011 – 6.86%

The Fund’s year-to-date return as of the calendar quarter ended September 30, 2020 was 5.99%.

Average Annual Total Returns (periods ended 12/31/19)
	1 Year	5 Years	10 Years	Since Inception (9/30/03)
Class A Shares(1)
Return Before Taxes	4.34%	3.60%	5.08%	4.86%
Return After Taxes on Distributions	2.95%	2.33%	3.52%	3.11%
Return After Taxes on Distributions and Sale of Fund Shares	2.61%	2.20%	3.27%	3.05%
Bloomberg Barclays Global Aggregate Credit Index (USD Hedged) (reflects no deduction for expenses, fees, or taxes)	11.85%	4.36%	5.08%	4.79%
Class C Shares
Return Before Taxes(2)	7.56%	3.83%	4.79%	4.37%
Bloomberg Barclays Global Aggregate Credit Index (USD Hedged) (reflects no deduction for expenses, fees, or taxes)	11.85%	4.36%	5.08%	4.79%

8  |    Janus Henderson Developed World Bond Fund

Average Annual Total Returns (periods ended 12/31/19)
	1 Year	5 Years	10 Years	Since Inception (9/30/03)
Class S Shares
Return Before Taxes	9.34%	4.48%	5.50%	5.12%
Bloomberg Barclays Global Aggregate Credit Index (USD Hedged) (reflects no deduction for expenses, fees, or taxes)	11.85%	4.36%	5.08%	4.79%
Class I Shares
Return Before Taxes	9.68%	4.87%	5.81%	5.31%
Bloomberg Barclays Global Aggregate Credit Index (USD Hedged) (reflects no deduction for expenses, fees, or taxes)	11.85%	4.36%	5.08%	4.79%
Class N Shares
Return Before Taxes	9.74%	4.86%	5.72%	5.26%
Bloomberg Barclays Global Aggregate Credit Index (USD Hedged) (reflects no deduction for expenses, fees, or taxes)	11.85%	4.36%	5.08%	4.79%
Class T Shares
Return Before Taxes	9.50%	4.65%	5.61%	5.19%
Bloomberg Barclays Global Aggregate Credit Index (USD Hedged) (reflects no deduction for expenses, fees, or taxes)	11.85%	4.36%	5.08%	4.79%

(1) Fund returns calculated assuming maximum permitted sales loads.

(2) The one year return is calculated to include the contingent deferred sales charge.

The Fund’s primary benchmark index is Bloomberg Barclays Global Aggregate Credit Index (USD Hedged). The index is described below.

•

The Bloomberg Barclays Global Aggregate Credit Index (USD Hedged) is the credit component of the Bloomberg Barclays Global Aggregate Index, which provides a broad-based measure of the global investment grade fixed income markets, hedged back into U.S. Dollars. The credit component excludes government bonds and securitized debt.

After-tax returns are calculated using distributions for the Predecessor Fund’s Class A Shares for the period prior to June 5, 2017. If Class A Shares of the Fund had been available during periods prior to June 5, 2017, the distributions used to calculate the after-tax returns may have been different. After-tax returns are calculated using the historically highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your individual tax situation and may differ from those shown in the preceding table. The after-tax return information shown above does not apply to Fund shares held through a tax-advantaged account, such as a 401(k) plan or an IRA.

After-tax returns are only shown for Class A Shares of the Fund. After-tax returns for the other classes of Shares will vary from those shown for Class A Shares due to varying sales charges (as applicable), fees, and expenses among the classes.

MANAGEMENT

Investment Adviser: Janus Capital Management LLC

Portfolio Managers: Jenna Barnard, CFA, is Executive Vice President and Co-Portfolio Manager of the Fund, and has been a member of the Fund’s portfolio management team since December 2008. John Pattullo is Executive Vice President and Co-Portfolio Manager of the Fund, and has been a member of the Fund’s portfolio management team since December 2008.

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FUND SUMMARY

Janus Henderson Developed World Bond Fund

Ticker:     HFADX Class D Shares

INVESTMENT OBJECTIVE

Janus Henderson Developed World Bond Fund seeks total return through current income and capital appreciation.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class D

Management Fees	0.53%

Other Expenses	0.22%

Acquired Fund(1) Fees and Expenses	0.01%

Total Annual Fund Operating Expenses(2)	0.76%

Fee Waiver(2)	0.06%

Total Annual Fund Operating Expenses After Fee Waiver(2)	0.70%

(1)

“Acquired Fund” refers to any underlying fund (including, but not limited to, exchange-traded funds) in which a fund invests or has invested during the period. Acquired fund fees and expenses are indirect expenses a fund may incur as a result of investing in shares of an underlying fund. To the extent that the Fund invests in Acquired Funds, the Fund’s “Total Annual Fund Operating Expenses” may not correlate to the “Ratio of gross expenses to average net assets” presented in the Financial Highlights table because that ratio includes only the direct operating expenses incurred by the Fund, not the indirect costs of investing in Acquired Funds.

(2)

Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund’s total annual fund operating expenses (excluding administrative services fees (including out-of-pocket costs), brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.57% through at least October 31, 2021. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees.

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$78	$243	$422	$942

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 88% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in bonds or other income-producing debt-related securities from developed countries. The Fund considers “developed countries” to include, but not be limited to, those countries characterized as developed by the MSCI World Index, including the United States, United Kingdom, Canada, Australia, Sweden, Denmark, Japan, Austria, Belgium, Finland, France, Germany, Ireland, Italy, the Netherlands, Portugal, and Spain, or such other countries as the portfolio managers deem to be developed.

2  |  Janus Henderson Developed World Bond Fund

securities often involve borrowers with low credit ratings whose financial conditions are troubled or uncertain, including companies that are highly leveraged or in bankruptcy proceedings. Participation interests and assignments involve credit, interest rate, and liquidity risk.

Floating Rate Obligations Risk. The Fund may invest in floating rate obligations that reset regularly, maintaining a fixed spread over a stated reference rate such as the London InterBank Offered Rate (“LIBOR”), the Secured Overnight Financing Rate (“SOFR”), or the Treasury bill rate. The interest rates on floating rate obligations typically reset quarterly, although rates on some obligations may adjust at other intervals. Unexpected changes in the interest rates on floating rate obligations could result in lower income to the Fund. In addition, the secondary market on which floating rate obligations are traded may be less liquid than the market for investment grade securities or other types of income-producing securities, which may have an adverse impact on their market price. There is also a potential that there is no active market to trade floating rate obligations and that there may be restrictions on their transfer. As a result, the Fund may be unable to sell assignments or participations at the desired time or may be able to sell only at a price less than fair market value.

Floating Rate Notes (FRNs) Risk. The Fund may purchase FRNs, which are instruments that provide for adjustments in the interest rate whenever a specified interest rate index changes or on certain reset dates. The absence of an active market for these securities could make it more difficult for the Fund to dispose of them if the issuer defaults.

Securities Lending Risk. The Fund may seek to earn additional income through lending its securities to certain qualified broker-dealers and institutions. There is the risk that when portfolio securities are lent, the securities may not be returned on a timely basis, and the Fund may experience delays and costs in recovering the security or gaining access to the collateral provided to the Fund to collateralize the loan. If the Fund is unable to recover a security on loan, the Fund may use the collateral to purchase replacement securities in the market. There is a risk that the value of the collateral could decrease below the cost of the replacement security by the time the replacement investment is made, resulting in a loss to the Fund.

United Kingdom Risk. The Fund is subject to certain risks related to the United Kingdom. Investments in British issuers may subject the Fund to regulatory, political, currency, security, and economic risk specific to the United Kingdom. The United Kingdom has one of the largest economies in Europe, and the United States and other European countries are substantial trading partners of the United Kingdom. As a result, the British economy may be impacted by changes to the economic health of the United States and other European countries. The risk of investing in British issuers may also be heightened due to the withdrawal agreement, which came into force in January 2020, in which the United Kingdom ended its membership in the European Union (“EU”) (commonly known as “Brexit”) and entered an 11-month transition period. There is considerable uncertainty relating to the consequences of the exit and how negotiations for new trade agreements will be conducted or whether a new trade deal will be reached by the end of the transition period. During this period of uncertainty, the negative impact on not only the United Kingdom and European economies, but the broader global economy, could be significant, potentially resulting in increased volatility and illiquidity and lower economic growth for companies that rely significantly on the United Kingdom and/or Europe for their business activities and revenues. Any further exits from the EU, or an increase in the belief that such exits are likely or possible, would likely cause additional market disruption globally and introduce new legal and regulatory uncertainties.

Management Risk. The Fund is an actively managed investment portfolio and is therefore subject to the risk that the investment strategies employed for the Fund may fail to produce the intended results. The Fund may underperform its benchmark index or other mutual funds with similar investment objectives.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PERFORMANCE INFORMATION

The following information provides some indication of the risks of investing in the Fund by showing how the Fund’s performance has varied over time. Class D Shares of the Fund commenced operations on June 5, 2017. The performance shown for Class D Shares for periods prior to June 5, 2017, reflects the performance of Class A Shares of Henderson Strategic Income Fund (the “Predecessor Fund”), calculated using the fees and expenses of Class A Shares of the Predecessor Fund (without sales charges), net of any applicable fee and expense limitations or waivers. The Predecessor Fund was advised by Henderson Global Investors (North America) Inc. and subadvised by Henderson Investment Management Limited. Class A Shares, Class C Shares, Class I Shares, and Class R6 Shares of the Predecessor Fund were reorganized into Class A Shares, Class C Shares, Class I Shares, and Class N Shares, respectively, of the Fund on June 2, 2017. In connection with this

6  |  Janus Henderson Developed World Bond Fund

reorganization, certain shareholders of the Predecessor Fund who held shares directly with the Predecessor Fund and not through an intermediary had the Class A Shares, Class C Shares, Class I Shares, and Class N Shares of the Fund received in the merger automatically exchanged for Class D Shares of the Fund following the merger. If Class D Shares of the Fund had been available during periods prior to June 5, 2017, the performance shown may have been different because the Fund and the Predecessor Fund have different expenses. The performance shown for the periods following the Fund’s commencement of Class D Shares reflects the fees and expenses of Class D Shares, net of any applicable fee and expense limitations or waivers.

The bar chart depicts the change in performance from year to year during the periods indicated. The table compares the Fund’s average annual returns for the periods indicated to a broad-based securities market index. All figures assume reinvestment of dividends and distributions. For certain periods, the Fund’s performance reflects the effect of expense waivers. Without the effect of these expense waivers, the performance shown would have been lower.

The Fund’s (and the Predecessor Fund’s) past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future. Updated performance information is available at janushenderson.com/allfunds or by calling 1-800-525-3713.

Annual Total Returns for Class D Shares (calendar year-end)

2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Best Quarter: 3rd Quarter 2010 7.51%				Worst Quarter: 3rd Quarter 2011 – 6.86%

The Fund’s year-to-date return as of the calendar quarter ended September 30, 2020 was 6.24%.

Average Annual Total Returns (periods ended 12/31/19)
	1 Year	5 Years	10 Years	Since Inception (9/30/03)
Class D Shares
Return Before Taxes	9.58%	4.69%	5.63%	5.20%
Return After Taxes on Distributions	8.04%	3.26%	3.99%	3.40%
Return After Taxes on Distributions and Sale of Fund Shares	5.71%	2.98%	3.69%	3.32%
Bloomberg Barclays Global Aggregate Credit Index (USD Hedged) (reflects no deduction for expenses, fees, or taxes)	11.85%	4.36%	5.08%	4.79%

The Fund’s primary benchmark index is Bloomberg Barclays Global Aggregate Credit Index (USD Hedged). The index is described below.

•

The Bloomberg Barclays Global Aggregate Credit Index (USD Hedged) is the credit component of the Bloomberg Barclays Global Aggregate Index, which provides a broad-based measure of the global investment grade fixed income markets, hedged back into U.S. Dollars. The credit component excludes government bonds and securitized debt.

After-tax returns are calculated using distributions for the Predecessor Fund’s Class A Shares for the period prior to June 5, 2017. If Class D Shares of the Fund had been available during periods prior to June 5, 2017, the distributions used to calculate the after-tax returns may have been different. After-tax returns are calculated using the historically highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on

7  |  Janus Henderson Developed World Bond Fund

your individual tax situation and may differ from those shown in the preceding table. The after-tax return information shown above does not apply to Fund shares held through a tax-advantaged account, such as a 401(k) plan or an IRA.

MANAGEMENT

Investment Adviser: Janus Capital Management LLC

Portfolio Managers: Jenna Barnard, CFA, is Executive Vice President and Co-Portfolio Manager of the Fund, and has been a member of the Fund’s portfolio management team since December 2008. John Pattullo is Executive Vice President and Co-Portfolio Manager of the Fund, and has been a member of the Fund’s portfolio management team since December 2008.

PURCHASE AND SALE OF FUND SHARES

Minimum Investment Requirements
To open a new regular Fund account	$2,500
To open a new regular Fund account with an automatic investment program of $50 per month	$100
To open a new UGMA/UTMA account, Coverdell Education Savings Account, or a retirement Fund account
• without an automatic investment program	$1,000
• with an automatic investment program of $50 per month	$100
To add to any existing type of Fund account without an automatic investment program	$50

You may generally purchase, exchange, or redeem Fund Shares on any business day by written request, wire transfer, telephone, and in most cases, online at janushenderson.com/individual. You may conduct transactions by mail (Janus Henderson, P.O. Box 219109, Kansas City, MO 64121-9109), or by telephone at 1-800-525-3713. Purchase, exchange, or redemption requests must be received in good order by the Fund or its agents prior to the close of the regular trading session of the New York Stock Exchange in order to receive that day’s net asset value. For additional information, refer to “To Open an Account or Buy Shares,” “To Exchange Shares,” and/or “To Sell Shares” in the Prospectus.

TAX INFORMATION

The Fund’s distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-advantaged arrangement, such as a 401(k) plan or an individual retirement account (in which case you may be taxed upon withdrawal of your investment from such account).

PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES

With respect to share classes not offered in this Prospectus, the Fund and its related companies pay select broker-dealer firms or other financial intermediaries for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing a broker-dealer or other intermediary or a salesperson to recommend the Fund over another investment or to recommend one share class over another.

8  |  Janus Henderson Developed World Bond Fund

FUND SUMMARY

Janus Henderson Flexible Bond Fund

Ticker:	JDFAX	Class A Shares	JADFX	Class S Shares	JDFNX	Class N Shares	JAFIX	Class T Shares
	JFICX	Class C Shares	JFLEX	Class I Shares	JDFRX	Class R Shares

INVESTMENT OBJECTIVE

Janus Henderson Flexible Bond Fund seeks to obtain maximum total return, consistent with preservation of capital.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the “Purchases” section on page 89 of the Fund’s Prospectus and in the “Purchases” section on page 84 of the Fund’s Statement of Additional Information. In addition, please see Appendix A – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class I Shares or Class N Shares of the Fund that are not reflected in the table or in the example below.

 SHAREHOLDER FEES

(fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class N	Class R	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None	None

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class N	Class R	Class T

Management Fees	0.41%	0.41%	0.41%	0.41%	0.41%	0.41%	0.41%

Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	0.50%	None

Other Expenses	0.26%	0.11%	0.29%	0.10%	0.03%	0.29%	0.28%

Total Annual Fund Operating Expenses(1)	0.92%	1.52%	0.95%	0.51%	0.44%	1.20%	0.69%

Fee Waiver(1)	0.03%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Total Annual Fund Operating Expenses After Fee Waiver(1)	0.89%	1.52%	0.95%	0.51%	0.44%	1.20%	0.69%
(1)

Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund’s total annual fund operating expenses (excluding the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; acquired fund fees and expenses; and extraordinary expenses) exceed 0.45% for at least a one-year period commencing on October 28, 2020. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees.

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years

Class A Shares	$ 564	$ 754	$ 960	$ 1,553

Class C Shares	$ 255	$ 480	$ 829	$ 1,813

11  |  Janus Henderson Flexible Bond Fund

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class S Shares	$97	$303	$525	$1,166
Class I Shares	$52	$164	$285	$640
Class N Shares	$45	$141	$246	$555
Class R Shares	$122	$381	$660	$1,455
Class T Shares	$70	$221	$384	$859

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$564	$754	$960	$1,553
Class C Shares	$155	$480	$829	$1,813
Class S Shares	$97	$303	$525	$1,166
Class I Shares	$52	$164	$285	$640
Class N Shares	$45	$141	$246	$555
Class R Shares	$122	$381	$660	$1,455
Class T Shares	$70	$221	$384	$859

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 175% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by primarily investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in bonds. Bonds include, but are not limited to, government notes and bonds, corporate bonds, commercial and residential mortgage-backed securities, and asset-backed securities. The Fund may also invest in money market instruments and commercial loans (such as bank loans). The Fund may invest in fixed and floating rate obligations with varying durations. The Fund’s average portfolio duration may normally range from 3 years to 7 years. As of June 30, 2020, the Fund’s average portfolio duration was 6.4 years.

The Fund will invest at least 65% of its net assets in investment grade debt securities. The Fund will limit its investment in high-yield/high-risk bonds (also known as “junk” bonds) to 35% or less of its net assets. The Fund generates total return from a combination of current income and capital appreciation, but income is usually the dominant portion. The Fund may enter into “to be announced” or “TBA” commitments when purchasing mortgage-backed securities or other securities. The Fund may also invest in foreign securities, which may include investments in emerging market securities. Due to the nature of the securities in which the Fund invests, it may have relatively high portfolio turnover compared to other funds.

Additionally, the Fund may invest its assets in derivatives, which are instruments that have a value derived from, or directly linked to, an underlying asset, such as fixed-income securities, commodities, currencies, interest rates, or market indices. In particular, the Fund may use futures, including Treasury bond futures and interest rate swaps, to manage interest rate risk, yield curve positioning, and country exposure. The Fund may also use index credit default swaps for hedging purposes (to offset risks associated with an investment exposure, or market conditions), to increase or decrease the Fund’s exposure to a particular market to manage or adjust the risk profile of the Fund relative to its benchmark index, and to earn income, enhance returns, or preserve capital. The Fund’s exposure to derivatives will vary. For purposes of meeting its 80% investment policy, the Fund may include derivatives that have characteristics similar to the securities in which the Fund may directly invest.

The portfolio managers’ investment process is research-driven, incorporating “top-down” and “bottom-up” factors to identify and manage exposure to risks across sectors, industries, and individual investments. The portfolio managers evaluate expected risk-adjusted returns on a portfolio and position level by analyzing fundamentals, valuations, and market technical indicators.

The Fund may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination.

12  |  Janus Henderson Flexible Bond Fund

PERFORMANCE INFORMATION

The following information provides some indication of the risks of investing in the Fund by showing how the Fund’s performance has varied over time. Class T Shares (formerly named Class J Shares, the initial share class) of the Fund commenced operations with the Fund’s inception. Class A Shares, Class C Shares, Class S Shares, Class I Shares, and Class R Shares of the Fund commenced operations on July 6, 2009. Class N Shares of the Fund commenced operations on May 31, 2012.

•	The performance shown for Class T Shares is calculated using the fees and expenses of Class T Shares in effect during the periods shown, net of any applicable fee and expense limitations or waivers.
•

The performance shown for Class A Shares, Class C Shares, Class S Shares, and Class R Shares for periods prior to July 6, 2009, reflects the performance of the Fund’s former Class J Shares, calculated using the fees and expenses of each respective share class, without the effect of any fee and expense limitations or waivers.

•

The performance shown for Class I Shares for periods prior to July 6, 2009, reflects the performance of the Fund’s former Class J Shares, calculated using the fees and expenses of Class J Shares, net of any applicable fee and expense limitations or waivers.

•

The performance shown for Class N Shares for periods prior to May 31, 2012, reflects the performance of the Fund’s Class T Shares, calculated using the fees and expenses of Class T Shares, net of any applicable fee and expense limitations or waivers.

If Class A Shares, Class C Shares, Class S Shares, Class I Shares, and Class R Shares of the Fund had been available during periods prior to July 6, 2009, or Class N Shares of the Fund had been available during periods prior to May 31, 2012, the performance shown for each respective share class may have been different. The performance shown for the periods following the Fund’s commencement of Class A Shares, Class C Shares, Class S Shares, Class I Shares, Class N Shares, and Class R Shares reflects the fees and expenses of each respective share class, net of any applicable fee and expense limitations or waivers.

The bar chart depicts the change in performance from year to year during the periods indicated. The bar chart figures do not include any applicable sales charges that an investor may pay when they buy or sell Class A Shares or Class C Shares of the Fund. If sales charges were included, the returns would be lower. The table compares the Fund’s average annual returns for the periods indicated to a broad-based securities market index. All figures assume reinvestment of dividends and distributions. For certain periods, the Fund’s performance reflects the effect of expense waivers. Without the effect of these expense waivers, the performance shown would have been lower.

The Fund’s past performance (before and after taxes) does not necessarily indicate how it will perform in the future. Updated performance information is available at janushenderson.com/performance or by calling 1-877-335-2687.

Annual Total Returns for Class T Shares (calendar year-end)

Best Quarter:	3rd Quarter 2010	3.41%	Worst Quarter:	4th Quarter 2016	– 2.76%

The Fund’s year-to-date return as of the calendar quarter ended September 30, 2020 was 8.32%.

16  |  Janus Henderson Flexible Bond Fund

Average Annual Total Returns (periods ended 12/31/19)
	1 Year	5 Years	10 Years	Since Inception (7/7/87)
Class T Shares
Return Before Taxes	9.50%	2.82%	4.02%	6.48%
Return After Taxes on Distributions	8.20%	1.63%	2.58%	4.19%
Return After Taxes on Distributions and Sale of Fund Shares	5.60%	1.62%	2.54%	4.14%
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for expenses, fees, or taxes)	8.72%	3.05%	3.75%	6.23%
Class A Shares
Return Before Taxes(1)	4.02%	1.62%	3.38%	6.27%
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for expenses, fees, or taxes)	8.72%	3.05%	3.75%	6.23%
Class C Shares
Return Before Taxes(2)	7.50%	1.96%	3.16%	5.74%
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for expenses, fees, or taxes)	8.72%	3.05%	3.75%	6.23%
Class S Shares
Return Before Taxes	9.10%	2.53%	3.76%	6.29%
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for expenses, fees, or taxes)	8.72%	3.05%	3.75%	6.23%
Class I Shares
Return Before Taxes	9.56%	2.95%	4.17%	6.52%
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for expenses, fees, or taxes)	8.72%	3.05%	3.75%	6.23%
Class N Shares
Return Before Taxes	9.66%	3.05%	4.20%	6.53%
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for expenses, fees, or taxes)	8.72%	3.05%	3.75%	6.23%
Class R Shares
Return Before Taxes	8.83%	2.28%	3.50%	6.04%
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for expenses, fees, or taxes)	8.72%	3.05%	3.75%	6.23%

(1) Calculated assuming maximum permitted sales loads.

(2) The one year return is calculated to include the contingent deferred sales charge.

The Fund’s primary benchmark index is the Bloomberg Barclays U.S. Aggregate Bond Index. The index is described below.

•

The Bloomberg Barclays U.S. Aggregate Bond Index is made up of the Bloomberg Barclays U.S. Government/Corporate Bond Index, Mortgage-Backed Securities Index, and Asset-Backed Securities Index, including securities that are of investment grade quality or better, have at least one year to maturity, and have an outstanding par value of at least $100 million.

After-tax returns are calculated using distributions for the Fund’s Class T Shares (formerly named Class J Shares, the initial share class). After-tax returns are calculated using the historically highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your individual tax situation and may differ from those shown in the preceding table. The after-tax return information shown above does not apply to Fund shares held through a tax-advantaged account, such as a 401(k) plan or an IRA.

After-tax returns are only shown for Class T Shares of the Fund. After-tax returns for the other classes of Shares will vary from those shown for Class T Shares due to varying sales charges (as applicable), fees, and expenses among the classes.

17  |  Janus Henderson Flexible Bond Fund

FUND SUMMARY

Janus Henderson Flexible Bond Fund

Ticker:    JANFX    Class D Shares

INVESTMENT OBJECTIVE

Janus Henderson Flexible Bond Fund seeks to obtain maximum total return, consistent with preservation of capital.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund.

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)	Class D
Management Fees	0.41%
Other Expenses	0.18%
Total Annual Fund Operating Expenses	0.59%

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$ 60	$ 189	$ 329	$ 738

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 175% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by primarily investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in bonds. Bonds include, but are not limited to, government notes and bonds, corporate bonds, commercial and residential mortgage-backed securities, and asset-backed securities. The Fund may also invest in money market instruments and commercial loans (such as bank loans). The Fund may invest in fixed and floating rate obligations with varying durations. The Fund’s average portfolio duration may normally range from 3 years to 7 years. As of June 30, 2020, the Fund’s average portfolio duration was 6.4 years.

The Fund will invest at least 65% of its net assets in investment grade debt securities. The Fund will limit its investment in high-yield/high-risk bonds (also known as “junk” bonds) to 35% or less of its net assets. The Fund generates total return from a combination of current income and capital appreciation, but income is usually the dominant portion. The Fund may enter into “to be announced” or “TBA” commitments when purchasing mortgage-backed securities or other securities. The Fund may also invest in foreign securities, which may include investments in emerging market securities. Due to the nature of the securities in which the Fund invests, it may have relatively high portfolio turnover compared to other funds.

Additionally, the Fund may invest its assets in derivatives, which are instruments that have a value derived from, or directly linked to, an underlying asset, such as fixed-income securities, commodities, currencies, interest rates, or market indices. In particular, the Fund may use futures, including Treasury bond futures and interest rate swaps, to manage interest rate risk, yield curve positioning, and country exposure. The Fund may also use index credit default swaps for hedging purposes (to offset risks associated with an investment exposure, or market conditions), to increase or decrease the Fund’s exposure to a

9  |  Janus Henderson Flexible Bond Fund

provided to the Fund to collateralize the loan. If the Fund is unable to recover a security on loan, the Fund may use the collateral to purchase replacement securities in the market. There is a risk that the value of the collateral could decrease below the cost of the replacement security by the time the replacement investment is made, resulting in a loss to the Fund.

Management Risk. The Fund is an actively managed investment portfolio and is therefore subject to the risk that the investment strategies employed for the Fund may fail to produce the intended results. The Fund may underperform its benchmark index or other mutual funds with similar investment objectives.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PERFORMANCE INFORMATION

The following information provides some indication of the risks of investing in the Fund by showing how the Fund’s performance has varied over time. Class D Shares of the Fund commenced operations on February 16, 2010, as a result of the restructuring of Class J Shares, the predecessor share class. The performance shown for Class D Shares for periods prior to February 16, 2010, reflects the performance of the Fund’s former Class J Shares, calculated using the fees and expenses in effect during the periods shown, net of any applicable fee and expense limitations or waivers. If Class D Shares of the Fund had been available during periods prior to February 16, 2010, the performance shown may have been different. The performance shown for the periods following the Fund’s commencement of Class D Shares reflects the fees and expenses of Class D Shares, net of any applicable fee and expense limitations or waivers.

The bar chart depicts the change in performance from year to year during the periods indicated. The table compares the Fund’s average annual returns for the periods indicated to a broad-based securities market index. All figures assume reinvestment of dividends and distributions. For certain periods, the Fund’s performance reflects the effect of expense waivers. Without the effect of these expense waivers, the performance shown would have been lower.

The Fund’s past performance (before and after taxes) does not necessarily indicate how it will perform in the future. Updated performance information is available at janushenderson.com/allfunds or by calling 1-800-525-3713.

Annual Total Returns for Class D Shares (calendar year-end)

Best Quarter: 3rd Quarter 2010 3.44%	Worst Quarter: 4th Quarter 2016 – 2.64%

The Fund’s year-to-date return as of the calendar quarter ended September 30, 2020 was 8.40%.

13  |  Janus Henderson Flexible Bond Fund

Average Annual Total Returns (periods ended 12/31/19)
	1 Year	5 Years	10 Years	Since Inception (7/7/87)

Class D Shares
Return Before Taxes	9.48%	2.89%	4.12%	6.51%
Return After Taxes on Distributions	8.15%	1.66%	2.64%	4.21%
Return After Taxes on Distributions and Sale of Fund Shares	5.59%	1.65%	2.60%	4.16%
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for expenses, fees, or taxes)	8.72%	3.05%	3.75%	6.23%

The Fund’s primary benchmark index is the Bloomberg Barclays U.S. Aggregate Bond Index. The index is described below.

•

The Bloomberg Barclays U.S. Aggregate Bond Index is made up of the Bloomberg Barclays U.S. Government/Corporate Bond Index, Mortgage-Backed Securities Index, and Asset-Backed Securities Index, including securities that are of investment grade quality or better, have at least one year to maturity, and have an outstanding par value of at least $100 million.

After-tax returns are calculated using distributions for the Fund’s Class D Shares for the periods following February 16, 2010; and for the Fund’s Class J Shares, the predecessor share class, for periods prior to February 16, 2010. If Class D Shares of the Fund had been available during these earlier periods, distributions may have been different and thus, after-tax returns may have been different from those shown. After-tax returns are calculated using the historically highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your individual tax situation and may differ from those shown in the preceding table. The after-tax return information shown above does not apply to Fund shares held through a tax-advantaged account, such as a 401(k) plan or an IRA.

MANAGEMENT

Investment Adviser: Janus Capital Management LLC

Portfolio Managers: Michael Keough is Executive Vice President and Co-Portfolio Manager of the Fund, which he has co-managed since December 2015. Greg Wilensky, CFA, is Executive Vice President and Co-Portfolio Manager of the Fund, which he has co-managed since February 2020.

PURCHASE AND SALE OF FUND SHARES

Minimum Investment Requirements
To open a new regular Fund account	$2,500
To open a new regular Fund account with an automatic investment program of $50 per month	$100
To open a new UGMA/UTMA account, Coverdell Education Savings Account, or a retirement Fund account
• without an automatic investment program	$1,000
• with an automatic investment program of $50 per month	$100
To add to any existing type of Fund account without an automatic investment program	$50

You may generally purchase, exchange, or redeem Fund Shares on any business day by written request, wire transfer, telephone, and in most cases, online at janushenderson.com/individual. You may conduct transactions by mail (Janus Henderson, P.O. Box 219109, Kansas City, MO 64121-9109), or by telephone at 1-800-525-3713. Purchase, exchange, or redemption requests must be received in good order by the Fund or its agents prior to the close of the regular trading session of the New York Stock Exchange in order to receive that day’s net asset value. For additional information, refer to “To Open an Account or Buy Shares,” “To Exchange Shares,” and/or “To Sell Shares” in the Prospectus.

14  |  Janus Henderson Flexible Bond Fund

FUND SUMMARY

Janus Henderson Global Bond Fund

Ticker:	JGBAX Class A Shares	JGBSX Class S Shares	JGLNX Class N Shares
	JGBCX Class C Shares	JGBIX Class I Shares	JHBTX Class T Shares

INVESTMENT OBJECTIVE

Janus Henderson Global Bond Fund seeks total return, consistent with preservation of capital.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the “Purchases” section on page 89 of the Fund’s Prospectus and in the “Purchases” section on page 84 of the Fund’s Statement of Additional Information. In addition, please see Appendix A – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class I Shares or Class N Shares of the Fund that are not reflected in the table or in the example below.

 SHAREHOLDER FEES

(fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class N	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None	None	None	None

Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class N	Class T
Management Fees	0.60%	0.60%	0.60%	0.60%	0.60%	0.60%
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	None
Other Expenses	0.44%	0.43%	3.79%	0.25%	0.14%	0.43%
Total Annual Fund Operating Expenses(1)	1.29%	2.03%	4.64%	0.85%	0.74%	1.03%
Fee Waiver(1)	0.34%	0.34%	3.54%	0.16%	0.15%	0.19%
Total Annual Fund Operating Expenses After Fee Waiver(1)	0.95%	1.69%	1.10%	0.69%	0.59%	0.84%
(1)

Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund’s total annual fund operating expenses (excluding the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; acquired fund fees and expenses; and extraordinary expenses) exceed 0.59% for at least a one-year period commencing on October 28, 2020. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees.

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$600	$865	$1,149	$1,958
Class C Shares	$306	$637	$1,093	$2,358
Class S Shares	$465	$1,400	$2,341	$4,724

19  |  Janus Henderson Global Bond Fund

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class I Shares	$87	$271	$471	$1,049
Class N Shares	$76	$237	$411	$918
Class T Shares	$105	$328	$569	$1,259

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$600	$865	$1,149	$1,958
Class C Shares	$206	$637	$1,093	$2,358
Class S Shares	$465	$1,400	$2,341	$4,724
Class I Shares	$87	$271	$471	$1,049
Class N Shares	$76	$237	$411	$918
Class T Shares	$105	$328	$569	$1,259

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 164% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in bonds. Bonds include, but are not limited to, corporate bonds, government notes and bonds, convertible bonds, commercial and residential mortgage-backed securities, and zero-coupon bonds. The Fund invests in corporate debt securities of issuers in a number of different countries, which may include the United States. The Fund invests in securities of issuers that are economically tied to developed and emerging market countries. In addition, the Fund may invest in certain fixed-income investments available from China’s interbank bond market through China’s Bond Connect Program (“Bond Connect”). The Fund may invest across all fixed-income sectors, including U.S. and non-U.S. government debt securities (“sovereign debt”). The U.S. Government debt securities in which the Fund may invest include inflation-linked securities, including Treasury Inflation-Protected Securities, also known as TIPS. The Fund’s investments may be denominated in non-U.S. currency or U.S. dollar-denominated. The Fund may invest in debt securities with a range of maturities from short- to long-term. The Fund may invest up to 35% of its net assets in high-yield/high-risk debt securities (also known as “junk” bonds). The Fund may also invest in preferred and common stock, money market instruments, municipal bonds, asset-backed securities, other securitized and structured debt products, private placements, and other investment companies, including exchange-traded funds (“ETFs”). The Fund may also invest in commercial loans, euro-denominated obligations, buy backs or dollar rolls, when-issued securities, and reverse repurchase agreements. The Fund may also invest in floating rate obligations, such as collateralized loan obligations, floating rate senior secured syndicated bank loans, floating rate unsecured loans, and other floating rate bonds, loans and notes. The Fund may enter into “to be announced” or “TBA” commitments when purchasing mortgage-backed securities or other securities. Due to the nature of the securities in which the Fund invests, it may have relatively high portfolio turnover compared to other funds.

Additionally, the Fund may invest its assets in derivatives, which are instruments that have a value derived from, or directly linked to, an underlying asset, such as equity securities, fixed-income securities, commodities, currencies, interest rates, or market indices, as substitutes for securities in which the Fund invests. The Fund has invested in and is expected to continue to invest in forward foreign currency exchange contracts, futures, options, and swaps (including interest rate swaps, total return swaps, and credit default swaps) for hedging purposes (to offset risks associated with an investment, currency exposure, or market conditions) and to increase or decrease the Fund’s exposure to a particular market, to manage or adjust the risk profile of the Fund related to an investment or currency exposure, to adjust its currency exposure relative to its benchmark index, and to earn income and enhance returns. In particular, the Fund may use interest rate futures to manage portfolio risk, duration, and yield curve exposure. For purposes of meeting its 80% investment policy, the Fund may include derivatives that have characteristics similar to the securities in which the Fund may directly invest. The Fund may also enter into short positions for hedging purposes.

The portfolio managers employ both a “top-down” and “bottom-up” approach to select investments for the Fund. The top-down approach involves a comprehensive macro analysis that focuses on evaluating the current phase of the economic cycle

20  |  Janus Henderson Global Bond Fund

PERFORMANCE INFORMATION

The following information provides some indication of the risks of investing in the Fund by showing how the Fund’s performance has varied over time. Class A Shares, Class C Shares, Class S Shares, Class I Shares, and Class T Shares of the Fund commenced operations with the Fund’s inception. Class N Shares of the Fund commenced operations on October 28, 2013.

•

The performance shown for Class A Shares, Class C Shares, Class S Shares, Class I Shares, and Class T Shares is calculated using the fees and expenses of each respective share class, net of any applicable fee and expense limitations or waivers.

•

The performance shown for Class N Shares for periods prior to October 28, 2013, reflects the performance of the Fund’s Class I Shares, calculated using the fees and expenses of Class N Shares, without the effect of any fee and expense limitations or waivers. If Class N Shares of the Fund had been available during periods prior to October 28, 2013, the performance shown may have been different. The performance shown for the periods following the Fund’s commencement of Class N Shares reflects the fees and expenses of Class N Shares, net of any applicable fee and expense limitations or waivers.

The bar chart depicts the change in performance from year to year during the periods indicated. The bar chart figures do not include any applicable sales charges that an investor may pay when they buy or sell Class A Shares or Class C Shares of the Fund. If sales charges were included, the returns would be lower. The table compares the Fund’s average annual returns for the periods indicated to a broad-based securities market index. All figures assume reinvestment of dividends and distributions. For certain periods, the Fund’s performance reflects the effect of expense waivers. Without the effect of these expense waivers, the performance shown would have been lower.

The Fund’s past performance (before and after taxes) does not necessarily indicate how it will perform in the future. Updated performance information is available at janushenderson.com/performance or by calling 1-877-335-2687.

Annual Total Returns for Class I Shares (calendar year-end)

Best Quarter: 3rd Quarter 2012 4.27%	Worst Quarter: 4th Quarter 2016 – 6.51%

The Fund’s year-to-date return as of the calendar quarter ended September 30, 2020 was 8.77%.

Average Annual Total Returns (periods ended 12/31/19)

	1 Year	5 Years	Since Inception (12/28/10)

Class I Shares

Return Before Taxes	5.95%	1.29%	2.76%

Return After Taxes on Distributions	5.25%	0.94%	1.83%

Return After Taxes on Distributions and Sale of Fund Shares	3.52%	0.83%	1.75%

Bloomberg Barclays Global Aggregate Bond Index (reflects no deduction for expenses, fees, or taxes)	6.84%	2.31%	2.31%

25  |  Janus Henderson Global Bond Fund

Average Annual Total Returns (periods ended 12/31/19)
	1 Year	5 Years	Since Inception (12/28/10)
Class A Shares
Return Before Taxes(1)	0.67%	0.08%	1.96%
Bloomberg Barclays Global Aggregate Bond Index (reflects no deduction for expenses, fees, or taxes)	6.84%	2.31%	2.31%
Class C Shares
Return Before Taxes(2)	4.00%	0.32%	1.76%
Bloomberg Barclays Global Aggregate Bond Index (reflects no deduction for expenses, fees, or taxes)	6.84%	2.31%	2.31%
Class S Shares
Return Before Taxes	5.65%	1.01%	2.44%
Bloomberg Barclays Global Aggregate Bond Index (reflects no deduction for expenses, fees, or taxes)	6.84%	2.31%	2.31%
Class N Shares
Return Before Taxes	6.17%	1.41%	2.73%
Bloomberg Barclays Global Aggregate Bond Index (reflects no deduction for expenses, fees, or taxes)	6.84%	2.31%	2.31%
Class T Shares
Return Before Taxes	5.92%	1.17%	2.59%
Bloomberg Barclays Global Aggregate Bond Index (reflects no deduction for expenses, fees, or taxes)	6.84%	2.31%	2.31%

(1)	Calculated assuming maximum permitted sales loads.
(2)	The one year return is calculated to include the contingent deferred sales charge.

The Fund’s primary benchmark index is the Bloomberg Barclays Global Aggregate Bond Index. The index is described below.

•	The Bloomberg Barclays Global Aggregate Bond Index is a broad-based measure of the global investment grade fixed-rate debt markets.

After-tax returns are calculated using the historically highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your individual tax situation and may differ from those shown in the preceding table. The after-tax return information shown above does not apply to Fund shares held through a tax-advantaged account, such as a 401(k) plan or an IRA.

After-tax returns are only shown for Class I Shares of the Fund. After-tax returns for the other classes of Shares will vary from those shown for Class I Shares due to varying sales charges (as applicable), fees, and expenses among the classes.

MANAGEMENT

Investment Adviser: Janus Capital Management LLC

Portfolio Managers: Helen Anthony, CFA, is Co-Portfolio Manager of the Fund, which she has co-managed since June 2020. Nick Maroutsos is Co-Portfolio Manager of the Fund, which he has co-managed since June 2020. Andrew Mulliner, CFA, is Executive Vice President and Co-Portfolio Manager of the Fund, which he has co-managed since January 2019.

26  |  Janus Henderson Global Bond Fund

FUND SUMMARY

Janus Henderson Global Bond Fund

Ticker:     JGBDX Class D Shares

INVESTMENT OBJECTIVE

Janus Henderson Global Bond Fund seeks total return, consistent with preservation of capital.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund.

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)	Class D
Management Fees	0.60%
Other Expenses	0.33%
Total Annual Fund Operating Expenses(1)	0.93%
Fee Waiver(1)	0.20%
Total Annual Fund Operating Expenses After Fee Waiver(1)	0.73%
(1)

Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund’s total annual fund operating expenses (excluding administrative services fees (including out-of-pocket costs), brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.59% for at least a one-year period commencing on October 28, 2020. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees.

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$95	$296	$515	$1,143

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 164% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in bonds. Bonds include, but are not limited to, corporate bonds, government notes and bonds, convertible bonds, commercial and residential mortgage-backed securities, and zero-coupon bonds. The Fund invests in corporate debt securities of issuers in a number of different countries, which may include the United States. The Fund invests in securities of issuers that are economically tied to developed and emerging market countries. In addition, the Fund may invest in certain fixed-income investments available from China’s interbank bond market through China’s Bond Connect Program (“Bond Connect”). The Fund may invest across all fixed-income sectors, including U.S. and non-U.S. government debt securities (“sovereign debt”). The U.S. Government debt securities in which the Fund may invest include inflation-linked securities, including Treasury Inflation-Protected Securities, also known as TIPS. The Fund’s investments may be denominated in non-U.S. currency or U.S. dollar-denominated. The Fund may invest in debt securities with a range of maturities from short- to long-term. The Fund may invest up to 35% of its net assets in high-yield/high-risk debt securities (also known as “junk” bonds). The Fund may also invest in preferred and common stock, money market instruments, municipal bonds,

16  |  Janus Henderson Global Bond Fund

Securities Lending Risk. The Fund may seek to earn additional income through lending its securities to certain qualified broker-dealers and institutions. There is the risk that when portfolio securities are lent, the securities may not be returned on a timely basis, and the Fund may experience delays and costs in recovering the security or gaining access to the collateral provided to the Fund to collateralize the loan. If the Fund is unable to recover a security on loan, the Fund may use the collateral to purchase replacement securities in the market. There is a risk that the value of the collateral could decrease below the cost of the replacement security by the time the replacement investment is made, resulting in a loss to the Fund.

Management Risk. The Fund is an actively managed investment portfolio and is therefore subject to the risk that the investment strategies employed for the Fund may fail to produce the intended results. The Fund may underperform its benchmark index or other mutual funds with similar investment objectives.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PERFORMANCE INFORMATION

The following information provides some indication of the risks of investing in the Fund by showing how the Fund’s performance has varied over time. The bar chart depicts the change in performance from year to year during the periods indicated. The table compares the Fund’s average annual returns for the periods indicated to a broad-based securities market index. All figures assume reinvestment of dividends and distributions. For certain periods, the Fund’s performance reflects the effect of expense waivers. Without the effect of these expense waivers, the performance shown would have been lower.

The Fund’s past performance (before and after taxes) does not necessarily indicate how it will perform in the future. Updated performance information is available at janushenderson.com/allfunds or by calling 1-800-525-3713.

Annual Total Returns for Class D Shares (calendar year-end)

Best Quarter:	3rd Quarter 2012	4.33%	Worst Quarter:	4th Quarter 2016	– 6.51%

The Fund’s year-to-date return as of the calendar quarter ended September 30, 2020 was 8.75%.

Average Annual Total Returns (periods ended 12/31/19)

	1 Year	5 Years	Since Inception (12/28/10)
Class D Shares
Return Before Taxes	5.90%	1.24%	2.66%
Return After Taxes on Distributions	5.22%	0.90%	1.76%
Return After Taxes on Distributions and Sale of Fund Shares	3.49%	0.79%	1.69%
Bloomberg Barclays Global Aggregate Bond Index	6.84%	2.31%	2.31%
(reflects no deduction for expenses, fees, or taxes)

The Fund’s primary benchmark index is the Bloomberg Barclays Global Aggregate Bond Index. The index is described below.

21  |  Janus Henderson Global Bond Fund

• The Bloomberg Barclays Global Aggregate Bond Index is a broad-based measure of the global investment grade fixed-rate debt markets.

After-tax returns are calculated using the historically highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your individual tax situation and may differ from those shown in the preceding table. The after-tax return information shown above does not apply to Fund shares held through a tax-advantaged account, such as a 401(k) plan or an IRA.

MANAGEMENT

Investment Adviser:   Janus Capital Management LLC

Portfolio Managers: Helen Anthony, CFA, is Co-Portfolio Manager of the Fund, which she has co-managed since June 2020. Nick Maroutsos is Co-Portfolio Manager of the Fund, which he has co-managed since June 2020. Andrew Mulliner, CFA, is Executive Vice President and Co-Portfolio Manager of the Fund, which he has co-managed since January 2019.

PURCHASE AND SALE OF FUND SHARES

Minimum Investment Requirements
To open a new regular Fund account	$2,500
To open a new regular Fund account with an automatic investment program of $50 per month	$100
To open a new UGMA/UTMA account, Coverdell Education Savings Account, or a retirement Fund account
• without an automatic investment program	$1,000
• with an automatic investment program of $50 per month	$100
To add to any existing type of Fund account without an automatic investment program	$50

You may generally purchase, exchange, or redeem Fund Shares on any business day by written request, wire transfer, telephone, and in most cases, online at janushenderson.com/individual. You may conduct transactions by mail (Janus Henderson, P.O. Box 219109, Kansas City, MO 64121-9109), or by telephone at 1-800-525-3713. Purchase, exchange, or redemption requests must be received in good order by the Fund or its agents prior to the close of the regular trading session of the New York Stock Exchange in order to receive that day’s net asset value. For additional information, refer to “To Open an Account or Buy Shares,” “To Exchange Shares,” and/or “To Sell Shares” in the Prospectus.

TAX INFORMATION

The Fund’s distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-advantaged arrangement, such as a 401(k) plan or an individual retirement account (in which case you may be taxed upon withdrawal of your investment from such account).

PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES

With respect to share classes not offered in this Prospectus, the Fund and its related companies pay select broker-dealer firms or other financial intermediaries for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing a broker-dealer or other intermediary or a salesperson to recommend the Fund over another investment or to recommend one share class over another.

22  |  Janus Henderson Global Bond Fund

FUND SUMMARY

Janus Henderson High-Yield Fund
Ticker:	JHYAX Class A Shares	JDHYX Class S Shares	JHYNX Class N Shares	JAHYX Class T Shares
	JDHCX Class C Shares	JHYFX Class I Shares	JHYRX Class R Shares

INVESTMENT OBJECTIVES

Janus Henderson High-Yield Fund seeks to obtain high current income. Capital appreciation is a secondary investment objective when consistent with its primary investment objective.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the “Purchases” section on page 89 of the Fund’s Prospectus and in the “Purchases” section on page 84 of the Fund’s Statement of Additional Information. In addition, please see Appendix A –Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class I Shares or Class N Shares of the Fund that are not reflected in the table or in the example below.

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class N	Class R	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None	None

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class N	Class R	Class T
Management Fees	0.57%	0.57%	0.57%	0.57%	0.57%	0.57%	0.57%
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	0.50%	None
Other Expenses	0.16%	0.15%	0.48%	0.15%	0.05%	0.50%	0.30%
Total Annual Fund Operating Expenses(1)	0.98%	1.72%	1.30%	0.72%	0.62%	1.57%	0.87%
Fee Waiver(1)	0.00%	0.00%	0.17%	0.00%	0.00%	0.18%	0.00%
Total Annual Fund Operating Expenses After Fee Waiver(1)	0.98%	1.72%	1.13%	0.72%	0.62%	1.39%	0.87%

(1)

Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund’s total annual fund operating expenses (excluding the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; acquired fund fees and expenses; and extraordinary expenses) exceed 0.63% for at least a one-year period commencing on October 28, 2020. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees.

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your

28  |  Janus Henderson High-Yield Fund

investment has a 5% return each year and that the Fund’s operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$570	$772	$991	$1,619
Class C Shares	$275	$542	$933	$2,030
Class S Shares	$132	$412	$713	$1,568
Class I Shares	$74	$230	$401	$894
Class N Shares	$63	$199	$346	$774
Class R Shares	$160	$496	$855	$1,867
Class T Shares	$89	$278	$482	$1,073

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$570	$772	$991	$1,619
Class C Shares	$175	$542	$933	$2,030
Class S Shares	$132	$412	$713	$1,568
Class I Shares	$74	$230	$401	$894
Class N Shares	$63	$199	$346	$774
Class R Shares	$160	$496	$855	$1,867
Class T Shares	$89	$278	$482	$1,073

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 146% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in high-yield/high-risk securities rated below investment grade (also known as “junk” bonds). Securities rated below investment grade may include their unrated equivalents or other high-yielding securities the portfolio managers believe offer attractive risk/return characteristics. The Fund may at times invest all of its assets in such securities. The Fund may also invest in commercial loans, money market instruments, and foreign debt securities (which may include investments in emerging markets). The Fund may also invest in floating rate obligations, such as collateralized loan obligations, floating rate senior secured syndicated bank loans, floating rate unsecured loans, and other floating rate bonds, loans and notes. Due to the nature of the securities in which the Fund invests, it may have relatively high portfolio turnover compared to other funds.

Additionally, the Fund may invest its assets in derivatives, which are instruments that have a value derived from, or directly linked to, an underlying asset, such as equity securities, fixed-income securities, commodities, currencies, interest rates, or market indices. The Fund’s exposure to derivatives will vary. For purposes of meeting its 80% investment policy, the Fund may include derivatives that have characteristics similar to the securities in which the Fund may directly invest. In particular, the Fund may invest in swaps, including index credit default swaps, to increase or decrease the Fund’s exposure to a particular market.

In addition to considering economic factors such as the effect of interest rates on the Fund’s investments, the portfolio managers apply a “bottom up” approach in choosing investments. This means that the portfolio managers look at income-producing securities one at a time to determine if a security is an attractive investment opportunity and if it is consistent with the Fund’s investment policies. The portfolio managers additionally consider the expected risk-adjusted return on a particular investment and the Fund’s overall risk allocations and volatility.

The Fund may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination.

29  |  Janus Henderson High-Yield Fund

Derivatives can be less liquid than other types of investments and entail the risk that the counterparty will default on its payment obligations.

LIBOR Replacement Risk. The Fund may invest in certain debt securities, derivatives, or other financial instruments that utilize LIBOR as a reference rate for various rate calculations. The U.K. Financial Conduct Authority has announced that it intends to stop compelling or inducing banks to submit LIBOR rates after 2021. Although the transition process away from LIBOR has become increasingly well-defined in advance of the anticipated discontinuation date, there remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rates. The elimination of LIBOR or changes to other reference rates or any other changes or reforms to the determination or supervision of reference rates could adversely impact (i) volatility and liquidity in markets that are tied to LIBOR, (ii) the market for, or value of, specific securities or payments linked to those reference rates resulting in a reduction in the value of certain instruments held by the Fund, (iii) availability or terms of borrowing or refinancing, or (iv) the effectiveness of hedging strategies. For these and other reasons, the elimination of LIBOR or changes to other interest rates may adversely affect the Fund’s performance and/or net asset value. Alternatives to LIBOR are established or in development in most major currencies including SOFR that is intended to replace the U.S. dollar LIBOR.

Uncertainty regarding the process for amending existing contracts or instruments to transition away from LIBOR remains a concern for the Fund. The effect of any changes to, or discontinuation of, LIBOR on the Fund will vary depending on, among other things (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. For example, certain of the Fund’s investments may involve individual contracts that have (i) no existing fallback provision or language that contemplates the discontinuation of LIBOR or (ii) inadequate fallback provisions or language that does not contemplate a permanent discontinuation of LIBOR, and those investments could experience increased volatility or reduced liquidity as a result of the transition process. In addition, interest rate provisions included in such contracts may need to be renegotiated in contemplation of the transition away from LIBOR. In addition, an instrument’s transition to a replacement rate could result in variations in the reported yields of the Fund that holds such instrument. Accordingly, it is difficult to predict the full impact of the transition away from LIBOR on the Fund until new reference rates and fallbacks for both legacy and new products, instruments and contracts are commercially accepted.

Securities Lending Risk. The Fund may seek to earn additional income through lending its securities to certain qualified broker-dealers and institutions. There is the risk that when portfolio securities are lent, the securities may not be returned on a timely basis, and the Fund may experience delays and costs in recovering the security or gaining access to the collateral provided to the Fund to collateralize the loan. If the Fund is unable to recover a security on loan, the Fund may use the collateral to purchase replacement securities in the market. There is a risk that the value of the collateral could decrease below the cost of the replacement security by the time the replacement investment is made, resulting in a loss to the Fund.

Management Risk. The Fund is an actively managed investment portfolio and is therefore subject to the risk that the investment strategies employed for the Fund may fail to produce the intended results. The Fund may underperform its benchmark index or other mutual funds with similar investment objectives.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PERFORMANCE INFORMATION

The following information provides some indication of the risks of investing in the Fund by showing how the Fund’s performance has varied over time. Class T Shares (formerly named Class J Shares, the initial share class) of the Fund commenced operations with the Fund’s inception. Class A Shares, Class C Shares, Class S Shares, Class I Shares, and Class R Shares of the Fund commenced operations on July 6, 2009. Class N Shares of the Fund commenced operations on May 31, 2012.

•	The performance shown for Class T Shares is calculated using the fees and expenses of Class T Shares in effect during the periods shown, net of any applicable fee and expense limitations or waivers.
•

The performance shown for Class A Shares, Class C Shares, Class S Shares, and Class R Shares for periods prior to July 6, 2009, reflects the performance of the Fund’s former Class J Shares, calculated using the fees and expenses of each respective share class, without the effect of any fee and expense limitations or waivers.

32  |  Janus Henderson High-Yield Fund

•

The performance shown for Class I Shares for periods prior to July 6, 2009, reflects the performance of the Fund’s former Class J Shares, calculated using the fees and expenses of Class J Shares, net of any applicable fee and expense limitations or waivers.

•

The performance shown for Class N Shares for periods prior to May 31, 2012, reflects the performance of the Fund’s Class T Shares, calculated using the fees and expenses of Class T Shares, net of any applicable fee and expense limitations or waivers.

If Class A Shares, Class C Shares, Class S Shares, Class I Shares, and Class R Shares of the Fund had been available during periods prior to July 6, 2009, or Class N Shares of the Fund had been available during periods prior to May 31, 2012, the performance shown for each respective share class may have been different. The performance shown for the periods following the Fund’s commencement of Class A Shares, Class C Shares, Class S Shares, Class I Shares, Class N Shares, and Class R Shares reflects the fees and expenses of each respective share class, net of any applicable fee and expense limitations or waivers.

The bar chart depicts the change in performance from year to year during the periods indicated. The bar chart figures do not include any applicable sales charges that an investor may pay when they buy or sell Class A Shares or Class C Shares of the Fund. If sales charges were included, the returns would be lower. The table compares the Fund’s average annual returns for the periods indicated to a broad-based securities market index. All figures assume reinvestment of dividends and distributions. For certain periods, the Fund’s performance reflects the effect of expense waivers. Without the effect of these expense waivers, the performance shown would have been lower.

The Fund’s past performance (before and after taxes) does not necessarily indicate how it will perform in the future. Updated performance information is available at janushenderson.com/performance or by calling 1-877-335-2687.

Annual Total Returns for Class T Shares (calendar year-end)

Best Quarter: 1st Quarter 2019 7.23% Worst Quarter: 3rd Quarter 2011 – 6.31%

The Fund’s year-to-date return as of the calendar quarter ended September 30, 2020 was – 1.58%.

Average Annual Total Returns (periods ended 12/31/19)

	1 Year	5 Years	10 Years	Since Inception (12/29/95)
Class T Shares
Return Before Taxes	15.34%	5.70%	6.88%	7.32%
Return After Taxes on Distributions	12.88%	3.23%	4.16%	4.23%
Return After Taxes on Distributions and Sale of Fund Shares(1)	9.01%	3.22%	4.18%	4.33%
Bloomberg Barclays U.S. Corporate High-Yield Bond Index (reflects no deduction for expenses, fees, or taxes)	14.32%	6.13%	7.57%	7.11%
Class A Shares
Return Before Taxes(2)	9.67%	4.55%	6.24%	7.02%
Bloomberg Barclays U.S. Corporate High-Yield Bond Index (reflects no deduction for expenses, fees, or taxes)	14.32%	6.13%	7.57%	7.11%

33  |  Janus Henderson High-Yield Fund

Average Annual Total Returns (periods ended 12/31/19)

	1 Year	5 Years	10 Years	Since Inception (12/29/95)
Class C Shares
Return Before Taxes(3)	13.42%	4.86%	6.01%	6.49%
Bloomberg Barclays U.S. Corporate High-Yield Bond Index (reflects no deduction for expenses, fees, or taxes)	14.32%	6.13%	7.57%	7.11%
Class S Shares
Return Before Taxes	14.95%	5.38%	6.60%	7.03%
Bloomberg Barclays U.S. Corporate High-Yield Bond Index (reflects no deduction for expenses, fees, or taxes)	14.32%	6.13%	7.57%	7.11%
Class I Shares
Return Before Taxes	15.50%	5.87%	7.05%	7.39%
Bloomberg Barclays U.S. Corporate High-Yield Bond Index (reflects no deduction for expenses, fees, or taxes)	14.32%	6.13%	7.57%	7.11%
Class N Shares
Return Before Taxes	15.61%	5.95%	7.08%	7.40%
Bloomberg Barclays U.S. Corporate High-Yield Bond Index (reflects no deduction for expenses, fees, or taxes)	14.32%	6.13%	7.57%	7.11%
Class R Shares
Return Before Taxes	14.67%	5.10%	6.33%	6.76%
Bloomberg Barclays U.S. Corporate High-Yield Bond Index (reflects no deduction for expenses, fees, or taxes)	14.32%	6.13%	7.57%	7.11%

(1)	If the Fund incurs a loss, which generates a tax benefit, the Return After Taxes on Distributions and Sale of Fund Shares may exceed the Fund’s other return figures.
(2)	Calculated assuming maximum permitted sales loads.
(3)	The one year return is calculated to include the contingent deferred sales charge.

The Fund’s primary benchmark index is the Bloomberg Barclays U.S. Corporate High-Yield Bond Index. The index is described below.

•	The Bloomberg Barclays U.S. Corporate High-Yield Bond Index is composed of fixed-rate, publicly issued, non-investment grade debt.

After-tax returns are calculated using distributions for the Fund’s Class T Shares (formerly named Class J Shares, the initial share class). After-tax returns are calculated using the historically highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your individual tax situation and may differ from those shown in the preceding table. The after-tax return information shown above does not apply to Fund shares held through a tax-advantaged account, such as a 401(k) plan or an IRA.

After-tax returns are only shown for Class T Shares of the Fund. After-tax returns for the other classes of Shares will vary from those shown for Class T Shares due to varying sales charges (as applicable), fees, and expenses among the classes.

MANAGEMENT

Investment Adviser: Janus Capital Management LLC

Portfolio Managers: Seth Meyer, CFA, is Executive Vice President and Co-Portfolio Manager of the Fund, which he has co-managed since December 2015. Brent Olson is Executive Vice President and Co-Portfolio Manager of the Fund, which he has co-managed since June 2019.

34  |  Janus Henderson High-Yield Fund

FUND SUMMARY

Janus Henderson High-Yield Fund

Ticker:    JNHYX Class D Shares

INVESTMENT OBJECTIVES

Janus Henderson High-Yield Fund seeks to obtain high current income. Capital appreciation is a secondary investment objective when consistent with its primary investment objective.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund.

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)	Class D
Management Fees	0.57%
Other Expenses	0.20%
Total Annual Fund Operating Expenses	0.77%

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$79	$246	$428	$954

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 146% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in high-yield/high-risk securities rated below investment grade (also known as “junk” bonds). Securities rated below investment grade may include their unrated equivalents or other high-yielding securities the portfolio managers believe offer attractive risk/return characteristics. The Fund may at times invest all of its assets in such securities. The Fund may also invest in commercial loans, money market instruments, and foreign debt securities (which may include investments in emerging markets). The Fund may also invest in floating rate obligations, such as collateralized loan obligations, floating rate senior secured syndicated bank loans, floating rate unsecured loans, and other floating rate bonds, loans and notes. Due to the nature of the securities in which the Fund invests, it may have relatively high portfolio turnover compared to other funds.

Additionally, the Fund may invest its assets in derivatives, which are instruments that have a value derived from, or directly linked to, an underlying asset, such as equity securities, fixed-income securities, commodities, currencies, interest rates, or market indices. The Fund’s exposure to derivatives will vary. For purposes of meeting its 80% investment policy, the Fund may include derivatives that have characteristics similar to the securities in which the Fund may directly invest. In particular, the Fund may invest in swaps, including index credit default swaps, to increase or decrease the Fund’s exposure to a particular market.

23  |  Janus Henderson High-Yield Fund

Portfolio Turnover Risk. Increased portfolio turnover may result in higher costs, which may have a negative effect on the Fund’s performance. In addition, higher portfolio turnover may result in the acceleration of capital gains and the recognition of greater levels of short-term capital gains, which are taxed at ordinary federal income tax rates when distributed to shareholders.

Derivatives Risk. Derivatives can be highly volatile and involve risks in addition to the risks of the underlying referenced securities or asset. Gains or losses from a derivative investment can be substantially greater than the derivative’s original cost, and can therefore involve leverage. Leverage may cause the Fund to be more volatile than if it had not used leverage. Derivatives can be less liquid than other types of investments and entail the risk that the counterparty will default on its payment obligations.

LIBOR Replacement Risk. The Fund may invest in certain debt securities, derivatives, or other financial instruments that utilize LIBOR as a reference rate for various rate calculations. The U.K. Financial Conduct Authority has announced that it intends to stop compelling or inducing banks to submit LIBOR rates after 2021. Although the transition process away from LIBOR has become increasingly well-defined in advance of the anticipated discontinuation date, there remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rates. The elimination of LIBOR or changes to other reference rates or any other changes or reforms to the determination or supervision of reference rates could adversely impact (i) volatility and liquidity in markets that are tied to LIBOR, (ii) the market for, or value of, specific securities or payments linked to those reference rates resulting in a reduction in the value of certain instruments held by the Fund, (iii) availability or terms of borrowing or refinancing, or (iv) the effectiveness of hedging strategies. For these and other reasons, the elimination of LIBOR or changes to other interest rates may adversely affect the Fund’s performance and/or net asset value. Alternatives to LIBOR are established or in development in most major currencies including SOFR that is intended to replace the U.S. dollar LIBOR.

Uncertainty regarding the process for amending existing contracts or instruments to transition away from LIBOR remains a concern for the Fund. The effect of any changes to, or discontinuation of, LIBOR on the Fund will vary depending on, among other things (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. For example, certain of the Fund’s investments may involve individual contracts that have (i) no existing fallback provision or language that contemplates the discontinuation of LIBOR or (ii) inadequate fallback provisions or language that does not contemplate a permanent discontinuation of LIBOR, and those investments could experience increased volatility or reduced liquidity as a result of the transition process. In addition, interest rate provisions included in such contracts may need to be renegotiated in contemplation of the transition away from LIBOR. In addition, an instrument’s transition to a replacement rate could result in variations in the reported yields of the Fund that holds such instrument. Accordingly, it is difficult to predict the full impact of the transition away from LIBOR on the Fund until new reference rates and fallbacks for both legacy and new products, instruments and contracts are commercially accepted.

Securities Lending Risk. The Fund may seek to earn additional income through lending its securities to certain qualified broker-dealers and institutions. There is the risk that when portfolio securities are lent, the securities may not be returned on a timely basis, and the Fund may experience delays and costs in recovering the security or gaining access to the collateral provided to the Fund to collateralize the loan. If the Fund is unable to recover a security on loan, the Fund may use the collateral to purchase replacement securities in the market. There is a risk that the value of the collateral could decrease below the cost of the replacement security by the time the replacement investment is made, resulting in a loss to the Fund.

Management Risk. The Fund is an actively managed investment portfolio and is therefore subject to the risk that the investment strategies employed for the Fund may fail to produce the intended results. The Fund may underperform its benchmark index or other mutual funds with similar investment objectives.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PERFORMANCE INFORMATION

The following information provides some indication of the risks of investing in the Fund by showing how the Fund’s performance has varied over time. Class D Shares of the Fund commenced operations on February 16, 2010, as a result of the restructuring of Class J Shares, the predecessor share class. The performance shown for Class D Shares for periods prior to February 16, 2010, reflects the performance of the Fund’s former Class J Shares, calculated using the fees and expenses in

26  |  Janus Henderson High-Yield Fund

effect during the periods shown, net of any applicable fee and expense limitations or waivers. If Class D Shares of the Fund had been available during periods prior to February 16, 2010, the performance shown may have been different. The performance shown for the periods following the Fund’s commencement of Class D Shares reflects the fees and expenses of Class D Shares, net of any applicable fee and expense limitations or waivers.

The bar chart depicts the change in performance from year to year during the periods indicated. The table compares the Fund’s average annual returns for the periods indicated to a broad-based securities market index. All figures assume reinvestment of dividends and distributions. For certain periods, the Fund’s performance reflects the effect of expense waivers. Without the effect of these expense waivers, the performance shown would have been lower.

The Fund’s past performance (before and after taxes) does not necessarily indicate how it will perform in the future. Updated performance information is available at janushenderson.com/allfunds or by calling 1-800-525-3713.

Annual Total Returns for Class D Shares (calendar year-end)

Best Quarter: 1st Quarter 2019 7.25% Worst Quarter: 3rd Quarter 2011 – 6.28%

The Fund’s year-to-date return as of the calendar quarter ended September 30, 2020 was – 1.51%.

Average Annual Total Returns (periods ended 12/31/19)

	1 Year	5 Years	10 Years	Since Inception (12/29/95)
Class D Shares
Return Before Taxes	15.44%	5.79%	6.98%	7.36%
Return After Taxes on Distributions	12.94%	3.28%	4.21%	4.25%
Return After Taxes on Distributions and Sale of Fund Shares(1)	9.07%	3.27%	4.23%	4.36%
Bloomberg Barclays U.S. Corporate High-Yield Bond Index (reflects no deduction for expenses, fees, or taxes)	14.32%	6.13%	7.57%	7.11%

(1)	If the Fund incurs a loss, which generates a tax benefit, the Return After Taxes on Distributions and Sale of Fund Shares may exceed the Fund’s other return figures.

The Fund’s primary benchmark index is the Bloomberg Barclays U.S. Corporate High-Yield Bond Index. The index is described below.

•	The Bloomberg Barclays U.S. Corporate High-Yield Bond Index is composed of fixed-rate, publicly issued, non-investment grade debt.

After-tax returns are calculated using distributions for the Fund’s Class D Shares for the periods following February 16, 2010; and for the Fund’s Class J Shares, the predecessor share class, for periods prior to February 16, 2010. If Class D Shares of the Fund had been available during these earlier periods, distributions may have been different and thus, after-tax returns may have been different from those shown. After-tax returns are calculated using the historically highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your individual tax situation and may differ from those shown in the preceding table. The after-tax return information shown above does not apply to Fund shares held through a tax-advantaged account, such as a 401(k) plan or an IRA.

27  |  Janus Henderson High-Yield Fund

FUND SUMMARY

Janus Henderson Multi-Sector Income Fund

Ticker:	JMUAX Class A Shares	JMUSX Class S Shares	JMTNX Class N Shares
	JMUCX Class C Shares	JMUIX Class I Shares	JMUTX Class T Shares

INVESTMENT OBJECTIVE

Janus Henderson Multi-Sector Income Fund seeks high current income with a secondary focus on capital appreciation.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the “Purchases” section on page 89 of the Fund’s Prospectus and in the “Purchases” section on page 84 of the Fund’s Statement of Additional Information. In addition, please see Appendix A –Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class I Shares or Class N Shares of the Fund that are not reflected in the table or in the example below.

SHAREHOLDER FEES
(fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class N	Class T

Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None	None	None	None

Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class N	Class T

Management Fees	0.56%	0.56%	0.56%	0.56%	0.56%	0.56%

Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	None

Other Expenses	0.11%	0.15%	0.69%	0.14%	0.07%	0.30%

Total Annual Fund Operating Expenses(1)	0.92%	1.71%	1.50%	0.70%	0.63%	0.86%

Fee Waiver(1)	0.00%	0.00%	0.36%	0.00%	0.00%	0.00%

Total Annual Fund Operating Expenses After Fee Waiver(1)	0.92%	1.71%	1.14%	0.70%	0.63%	0.86%

(1)

Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund’s total annual fund operating expenses (excluding the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; acquired fund fees and expenses; and extraordinary expenses) exceed 0.64% for at least a one-year period commencing on October 28, 2020. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees.

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years

Class A Shares	$ 564	$ 754	$ 960	$ 1,553

Class C Shares	$ 274	$ 539	$ 928	$ 2,019

Class S Shares	$ 153	$ 474	$ 818	$ 1,791

36  |  Janus Henderson Multi-Sector Income Fund

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years

Class I Shares	$ 72	$ 224	$ 390	$ 871

Class N Shares	$ 64	$ 202	$ 351	$ 786

Class T Shares	$ 88	$ 274	$ 477	$ 1,061

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years

Class A Shares	$ 564	$ 754	$ 960	$ 1,553

Class C Shares	$ 174	$ 539	$ 928	$ 2,019

Class S Shares	$ 153	$ 474	$ 818	$ 1,791

Class I Shares	$ 72	$ 224	$ 390	$ 871

Class N Shares	$ 64	$ 202	$ 351	$ 786

Class T Shares	$ 88	$ 274	$ 477	$ 1,061

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 188% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by primarily investing, under normal circumstances, in a multi-sector portfolio of U.S. and non-U.S. debt securities of varying maturities that the portfolio managers believe have high income potential relative to other fixed-income instruments available at a given point in time. The portfolio managers may also consider the capital appreciation potential of certain investments. The Fund may invest up to 65% of its net assets in below investment grade securities. The Fund’s investment sectors include, but are not limited to: (i) government notes and bonds; (ii) corporate bonds, including high-yield/high-risk bonds (also known as “junk” bonds); (iii) commercial loans; (iv) agency and non-agency commercial and residential mortgage-backed securities; (v) asset-backed securities; (vi) convertible securities and preferred stock; and (vii) emerging market debt. The portfolio managers believe that by investing in multiple sectors that potentially have low correlation to each other, the Fund’s overall volatility may be reduced. The Fund may not have exposure to all of these investment sectors, and the Fund’s exposure to any one investment sector will vary over time. Due to the nature of the securities in which the Fund invests, it may have relatively high portfolio turnover compared to other funds.

The Fund may invest up to 50% of its total assets in the commercial loans sector. Such investments may include bank loans, bridge loans, debtor-in-possession (“DIP”) loans, mezzanine loans, and other fixed and floating rate loans. Normally, the Fund’s exposure to the commercial loans sector will be approximately 15% of the Fund’s total assets. The Fund may invest in floating rate obligations, including collateralized loan obligations, floating rate senior secured syndicated bank loans, floating rate unsecured loans, and other floating rate bonds, loans and notes. The Fund may also invest in money market instruments, zero-coupon bonds, and equity securities that pay dividends or that the portfolio managers believe have potential for paying dividends. The Fund may enter into “to be announced” or “TBA” commitments when purchasing mortgage-backed securities or other securities.

Additionally, the Fund may invest its assets in derivatives, which are instruments that have a value derived from, or directly linked to, an underlying asset, such as equity securities, fixed-income securities, commodities, currencies, interest rates, or market indices. In particular, the Fund may use index and single-name credit default swaps, forward currency exchange contracts, interest rate futures, and put and call options. The Fund may use derivatives for various investment purposes including for hedging purposes, such as to manage portfolio risk or currency risk, to enhance returns, or manage duration. The Fund’s exposure to derivatives will vary. The Fund may also enter into short positions for hedging purposes and to enhance returns.

In addition to considering economic factors such as the effect of interest rates on the Fund’s investments, the portfolio managers apply a “bottom up” approach in choosing investments. This means that the portfolio managers look at securities one at a time to determine if a security is an attractive investment opportunity and if it is consistent with the Fund’s investment policies. The portfolio managers additionally consider the expected risk-adjusted return on a particular investment and the Fund’s overall risk allocations and volatility.

37  |  Janus Henderson Multi-Sector Income Fund

Emerging Markets Risk. The risks of foreign investing are heightened when investing in emerging markets. Emerging markets securities involve a number of additional risks, which may result from less government supervision and regulation of business and industry practices (including the potential lack of strict finance and accounting controls and standards), stock exchanges, brokers, and listed companies, making these investments potentially more volatile in price and less liquid than investments in developed securities markets, resulting in greater risk to investors. There is a risk in developing countries that a future economic or political crisis could lead to price controls, forced mergers of companies, expropriation or confiscatory taxation, imposition or enforcement of foreign ownership limits, seizure, nationalization, sanctions or imposition of restrictions by various governmental entities on investment and trading, or creation of government monopolies, any of which may have a detrimental effect on the Fund’s investments. In addition, the Fund’s investments may be denominated in foreign currencies and therefore, changes in the value of a country’s currency compared to the U.S. dollar may affect the value of the Fund’s investments. To the extent that the Fund invests a significant portion of its assets in the securities of emerging markets issuers in or companies of a single country or region, it is more likely to be impacted by events or conditions affecting that country or region, which could have a negative impact on the Fund’s performance. Some of the risks of investing directly in emerging market securities may be reduced when the Fund invests indirectly in such securities through various other investment vehicles including derivatives, but such investments also involve other risks.

Sovereign Debt Risk. The Fund may invest in U.S. and non-U.S. government debt securities (“sovereign debt”). Some investments in sovereign debt, such as U.S. sovereign debt, are considered low risk. However, investments in sovereign debt, especially the debt of less developed countries, can involve a high degree of risk, including the risk that the governmental entity that controls the repayment of sovereign debt may not be willing or able to repay the principal and/or to pay the interest on its sovereign debt in a timely manner. A sovereign debtor’s willingness or ability to satisfy its debt obligation may be affected by various factors including, but not limited to, its cash flow situation, the extent of its foreign currency reserves, the availability of foreign exchange when a payment is due, and the relative size of its debt position in relation to its economy as a whole. In the event of default, there may be limited or no legal remedies for collecting sovereign debt and there may be no bankruptcy proceedings through which the Fund may collect all or part of the sovereign debt that a governmental entity has not repaid. In addition, to the extent the Fund invests in non-U.S. sovereign debt, it may be subject to currency risk.

Securities Lending Risk. The Fund may seek to earn additional income through lending its securities to certain qualified broker-dealers and institutions. There is the risk that when portfolio securities are lent, the securities may not be returned on a timely basis, and the Fund may experience delays and costs in recovering the security or gaining access to the collateral provided to the Fund to collateralize the loan. If the Fund is unable to recover a security on loan, the Fund may use the collateral to purchase replacement securities in the market. There is a risk that the value of the collateral could decrease below the cost of the replacement security by the time the replacement investment is made, resulting in a loss to the Fund.

Rule 144A Securities Risk. The Fund may invest in Rule 144A securities that are not registered for sale to the general public under the Securities Act of 1933, as amended, but which may be resold to certain institutional investors. The Fund’s investment in Rule 144A securities may subject the Fund to enhanced liquidity risk and potentially increase the Fund’s exposure to illiquid investments if eligible buyers become uninterested in buying Rule 144A securities at a particular time.

Management Risk. The Fund is an actively managed investment portfolio and is therefore subject to the risk that the investment strategies employed for the Fund may fail to produce the intended results. The Fund may underperform its benchmark index or other mutual funds with similar investment objectives.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PERFORMANCE INFORMATION

The following information provides some indication of the risks of investing in the Fund by showing how the Fund’s performance has varied over time. The bar chart depicts the change in performance from year to year during the periods indicated. The bar chart figures do not include any applicable sales charges that an investor may pay when they buy or sell Class A Shares or Class C Shares of the Fund. If sales charges were included, the returns would be lower. The table compares the Fund’s average annual returns for the periods indicated to a broad-based securities market index. All figures assume reinvestment of dividends and distributions. For certain periods, the Fund’s performance reflects the effect of expense waivers. Without the effect of these expense waivers, the performance shown would have been lower.

41  |  Janus Henderson Multi-Sector Income Fund

The Fund’s past performance (before and after taxes) does not necessarily indicate how it will perform in the future. Updated performance information is available at janushenderson.com/performance or by calling 1-877-335-2687.

Annual Total Returns for Class I Shares (calendar year-end)

Best Quarter:	1st Quarter 2019 3.94%	Worst Quarter:	4th Quarter 2018 – 1.05%

The Fund’s year-to-date return as of the calendar quarter ended September 30, 2020 was 1.08%.

Average Annual Total Returns (periods ended 12/31/19)
	1 Year	5 Years	Since Inception (2/28/14)

Class I Shares

Return Before Taxes	11.19%	5.57%	5.20%

Return After Taxes on Distributions	8.94%	3.34%	2.95%

Return After Taxes on Distributions and Sale of Fund Shares	6.59%	3.25%	2.95%

Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for expenses, fees, or taxes)	8.72%	3.05%	3.27%

Class A Shares

Return Before Taxes(1)	5.69%	4.26%	4.05%

Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for expenses, fees, or taxes)	8.72%	3.05%	3.27%

Class C Shares

Return Before Taxes(2)	9.12%	4.51%	4.15%

Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for expenses, fees, or taxes)	8.72%	3.05%	3.27%

Class S Shares

Return Before Taxes	11.22%	5.29%	4.89%

Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for expenses, fees, or taxes)	8.72%	3.05%	3.27%

Class N Shares

Return Before Taxes	11.27%	5.61%	5.23%

Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for expenses, fees, or taxes)	8.72%	3.05%	3.27%

Class T Shares

Return Before Taxes	10.90%	5.35%	4.98%

Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for expenses, fees, or taxes)	8.72%	3.05%	3.27%

(1) Calculated assuming maximum permitted sales loads.

(2) The one year return is calculated to include the contingent deferred sales charge.

42  |    Janus Henderson Multi-Sector Income Fund

The Fund’s primary benchmark index is the Bloomberg Barclays U.S. Aggregate Bond Index. The index is described below.

•

The Bloomberg Barclays U.S. Aggregate Bond Index is made up of the Bloomberg Barclays U.S. Government/Corporate Bond Index, Mortgage-Backed Securities Index, and Asset-Backed Securities Index, including securities that are of investment grade quality or better, have at least one year to maturity, and have an outstanding par value of at least $100 million.

After-tax returns are calculated using the historically highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your individual tax situation and may differ from those shown in the preceding table. The after-tax return information shown above does not apply to Fund shares held through a tax-advantaged account, such as a 401(k) plan or an IRA.

After-tax returns are only shown for Class I Shares of the Fund. After-tax returns for the other classes of Shares will vary from those shown for Class I Shares due to varying sales charges (as applicable), fees, and expenses among the classes.

MANAGEMENT

Investment Adviser: Janus Capital Management LLC

Portfolio Managers: John Kerschner, CFA, is Executive Vice President and Co-Portfolio Manager of the Fund, which he has co-managed since February 2014. John Lloyd is Executive Vice President and Co-Portfolio Manager of the Fund, which he has co-managed since February 2014. Seth Meyer, CFA, is Executive Vice President and Co-Portfolio Manager of the Fund, which he has co-managed since February 2014.

PURCHASE AND SALE OF FUND SHARES

Minimum Investment Requirements*

Class A Shares, Class C Shares**, Class S Shares, and Class T Shares

Non-retirement accounts	$2,500***

Certain tax-advantaged accounts or UGMA/UTMA accounts	$500

Class I Shares

Institutional investors (investing directly with the Fund)	$1,000,000

Through an intermediary institution

• non-retirement accounts	$2,500

• certain tax-advantaged accounts or UGMA/UTMA accounts	$500

Class N Shares

Retirement investors (investing through an adviser-assisted, employer-sponsored retirement plan)	None

Retail investors (investing through a financial intermediary omnibus account)	$2,500****

Institutional investors (investing directly with the Fund)	$1,000,000

*

Exceptions to these minimums may apply for certain tax-advantaged, tax-qualified and retirement plans, including health savings accounts, accounts held through certain wrap programs, and certain retail brokerage accounts.

**	The maximum purchase in Class C Shares is $500,000 for any single purchase.
***

Shareholders who invest through financial intermediaries with supermarket and/or self-directed brokerage platforms that maintain omnibus accounts and charge asset-based service fees may not be subject to this minimum. Please contact your financial intermediary for more information.

****Investors in certain tax-advantaged accounts or accounts held through certain wrap programs may not be subject to this minimum.

Purchases, exchanges, and redemptions can generally be made only through institutional channels, such as financial intermediaries and retirement platforms. Class I Shares may be purchased directly by certain institutional investors who established Class I Shares accounts before August 4, 2017. You should contact your financial intermediary or refer to your plan documents for information on how to invest in the Fund. Requests must be received in good order by the Fund or its agents (financial intermediary or plan sponsor, if applicable) prior to the close of the regular trading session of the New York Stock Exchange in order to receive that day’s net asset value. For additional information, refer to “Purchases,” “Exchanges,” and/or “Redemptions” in the Prospectus.

43  |    Janus Henderson Multi-Sector Income Fund

FUND SUMMARY

Janus Henderson Multi-Sector Income Fund
Ticker: JMUDX Class D Shares

INVESTMENT OBJECTIVE

Janus Henderson Multi-Sector Income Fund seeks high current income with a secondary focus on capital appreciation.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund.

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)	Class D
Management Fees	0.56%
Other Expenses	0.20%
Total Annual Fund Operating Expenses	0.76%

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$ 78	$ 243	$ 422	$ 942

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 188% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by primarily investing, under normal circumstances, in a multi-sector portfolio of U.S. and non-U.S. debt securities of varying maturities that the portfolio managers believe have high income potential relative to other fixed-income instruments available at a given point in time. The portfolio managers may also consider the capital appreciation potential of certain investments. The Fund may invest up to 65% of its net assets in below investment grade securities. The Fund’s investment sectors include, but are not limited to: (i) government notes and bonds; (ii) corporate bonds, including high-yield/high-risk bonds (also known as “junk” bonds); (iii) commercial loans; (iv) agency and nonagency commercial and residential mortgage-backed securities; (v) asset-backed securities; (vi) convertible securities and preferred stock; and (vii) emerging market debt. The portfolio managers believe that by investing in multiple sectors that potentially have low correlation to each other, the Fund’s overall volatility may be reduced. The Fund may not have exposure to all of these investment sectors, and the Fund’s exposure to any one investment sector will vary over time. Due to the nature of the securities in which the Fund invests, it may have relatively high portfolio turnover compared to other funds.

The Fund may invest up to 50% of its total assets in the commercial loans sector. Such investments may include bank loans, bridge loans, debtor-in-possession (“DIP”) loans, mezzanine loans, and other fixed and floating rate loans. Normally, the Fund’s exposure to the commercial loans sector will be approximately 15% of the Fund’s total assets. The Fund may invest in floating rate obligations, including collateralized loan obligations, floating rate senior secured syndicated bank loans, floating rate unsecured loans, and other floating rate bonds, loans and notes. The Fund may also invest in money market instruments, zero-coupon bonds, and equity securities that pay dividends or that the portfolio managers believe have potential for paying

29  |    Janus Henderson Multi-Sector Income Fund

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PERFORMANCE INFORMATION

The following information provides some indication of the risks of investing in the Fund by showing how the Fund’s performance has varied over time. The bar chart depicts the change in performance from year to year during the periods indicated. The table compares the Fund’s average annual returns for the periods indicated to a broad-based securities market index. All figures assume reinvestment of dividends and distributions. For certain periods, the Fund’s performance reflects the effect of expense waivers. Without the effect of these expense waivers, the performance shown would have been lower.

The Fund’s past performance (before and after taxes) does not necessarily indicate how it will perform in the future. Updated performance information is available at janushenderson.com/allfunds or by calling 1-800-525-3713.

Annual Total Returns for Class D Shares (calendar year-end)

Best Quarter: 1st Quarter 2019 3.93%	Worst Quarter: 4th Quarter 2018 – 1.06%

The Fund’s year-to-date return as of the calendar quarter ended September 30, 2020 was 1.14%.

Average Annual Total Returns (periods ended 12/31/19)
	1Year	5 Years	Since Inception (2/28/14)

Class D Shares
Return Before Taxes	11.13%	5.46%	5.08%
Return After Taxes on Distributions	8.90%	3.28%	2.89%
Return After Taxes on Distributions and Sale of Fund Shares	6.55%	3.19%	2.88%
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for expenses, fees, or taxes)	8.72%	3.05%	3.27%

The Fund’s primary benchmark index is the Bloomberg Barclays U.S. Aggregate Bond Index. The index is described below.

•

The Bloomberg Barclays U.S. Aggregate Bond Index is made up of the Bloomberg Barclays U.S. Government/Corporate Bond Index, Mortgage-Backed Securities Index, and Asset-Backed Securities Index, including securities that are of investment grade quality or better, have at least one year to maturity, and have an outstanding par value of at least $100 million.

After-tax returns are calculated using the historically highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your individual tax situation and may differ from those shown in the preceding table. The after-tax return information shown above does not apply to Fund shares held through a tax-advantaged account, such as a 401(k) plan or an IRA.

34  |  Janus Henderson Multi-Sector Income Fund

FUND SUMMARY

Janus Henderson Short-Term Bond Fund
Ticker:	JSHAX Class A Shares	JSHSX Class S Shares	JSHNX Class N Shares
	JSHCX Class C Shares	JSHIX Class I Shares	JASBX Class T Shares

INVESTMENT OBJECTIVE

Janus Henderson Short-Term Bond Fund seeks as high a level of current income as is consistent with preservation of capital.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the “Purchases” section on page 89 of the Fund’s Prospectus and in the “Purchases” section on page 84 of the Fund’s Statement of Additional Information. In addition, please see Appendix A –Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class I Shares or Class N Shares of the Fund that are not reflected in the table or in the example below.

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class N	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	2.50%	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class N	Class T
Management Fees	0.44%	0.44%	0.44%	0.44%	0.44%	0.44%
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	None
Other Expenses	0.10%	0.13%	0.57%	0.17%	0.05%	0.30%
Total Annual Fund Operating Expenses(1)	0.79%	1.57%	1.26%	0.61%	0.49%	0.74%
Fee Waiver(1)	0.05%	0.06%	0.32%	0.05%	0.05%	0.05%
Total Annual Fund Operating Expenses After Fee Waiver(1)	0.74%	1.51%	0.94%	0.56%	0.44%	0.69%

(1)

Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund’s total annual fund operating expenses (excluding the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; acquired fund fees and expenses; and extraordinary expenses) exceed 0.44% for at least a one-year period commencing on October 28, 2020. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees.

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$329	$496	$678	$1,203
Class C Shares	$260	$496	$855	$1,867

45  |    Janus Henderson Short-Term Bond Fund

If Shares are redeemed:	1 Year	3 Years	5 Years	10 Years
Class S Shares	$128	$400	$692	$1,523
Class I Shares	$62	$195	$340	$762
Class N Shares	$50	$157	$274	$616
Class T Shares	$76	$237	$411	$918

If Shares are not redeemed:	1 Year	3 Years	5 Years	10 Years
Class A Shares	$329	$496	$678	$1,203
Class C Shares	$160	$496	$855	$1,867
Class S Shares	$128	$400	$692	$1,523
Class I Shares	$62	$195	$340	$762
Class N Shares	$50	$157	$274	$616
Class T Shares	$76	$237	$411	$918

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 121% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in short- and intermediate-term securities such as corporate bonds or notes or government securities, including agency securities, commercial and residential mortgage-backed securities, and asset-backed securities. The Fund may invest in fixed and floating rate obligations with varying durations. The Fund will invest at least 65% of its net assets in investment grade debt securities. The Fund may invest up to 35% of its net assets in high-yield/high-risk bonds (also known as “junk” bonds). The Fund may enter into “to be announced” or “TBA” commitments when purchasing mortgage-backed securities or other securities, and may also invest in money market instruments and commercial loans (such as bank loans). The Fund may also invest in foreign securities, which may include investments in emerging markets securities. Due to the nature of the securities in which the Fund invests, it may have relatively high portfolio turnover compared to other funds.

The Fund expects to maintain an average-weighted effective maturity of three years or less under normal circumstances. As of June 30, 2020, the Fund’s weighted average maturity was 2.6 years. “Effective” maturity differs from actual maturity, which may be longer. In calculating the “effective” maturity the portfolio managers will estimate the effect of expected principal payments and call provisions on securities held in the portfolio. This gives the portfolio managers some additional flexibility in the securities they purchase, but all else being equal, could result in more volatility than if the Fund calculated an actual maturity target.

Additionally, the Fund may invest its assets in derivatives, which are instruments that have a value derived from, or directly linked to, an underlying asset, such as fixed-income securities, commodities, currencies, interest rates, or market indices. In particular, the Fund may use futures, including Treasury bond futures and interest rate swaps, to manage interest rate risk, yield curve positioning, and country exposure. The Fund may also use index credit default swaps for hedging purposes (to offset risks associated with an investment exposure, or market conditions), to increase or decrease the Fund’s exposure to a particular market, to manage or adjust the risk profile of the Fund relative to its benchmark index, and to earn income, enhance returns, or preserve capital. The Fund’s exposure to derivatives will vary. For purposes of meeting its 80% investment policy, the Fund may include derivatives that have characteristics similar to the securities in which the Fund may directly invest.

The portfolio managers’ investment process is research-driven, incorporating “top-down” and “bottom-up” factors to identify and manage exposure to risks across sectors, industries, and individual investments. The portfolio managers evaluate expected risk-adjusted returns on a portfolio and position level by analyzing fundamentals, valuations, and market technical indicators.

The Fund may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination.

46  |    Janus Henderson Short-Term Bond Fund

Management Risk. The Fund is an actively managed investment portfolio and is therefore subject to the risk that the investment strategies employed for the Fund may fail to produce the intended results. The Fund may underperform its benchmark index or other mutual funds with similar investment objectives.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PERFORMANCE INFORMATION

The following information provides some indication of the risks of investing in the Fund by showing how the Fund’s performance has varied over time. Class T Shares (formerly named Class J Shares, the initial share class) of the Fund commenced operations with the Fund’s inception. Class A Shares, Class C Shares, Class S Shares, and Class I Shares of the Fund commenced operations on July 6, 2009. Class N Shares of the Fund commenced operations on May 31, 2012.

•	The performance shown for Class T Shares is calculated using the fees and expenses of Class T Shares in effect during the periods shown, net of any applicable fee and expense limitations or waivers.
•

The performance shown for Class A Shares, Class C Shares, Class S Shares, and Class I Shares for periods prior to July 6, 2009, reflects the performance of the Fund’s former Class J Shares, calculated using the fees and expenses of each respective share class, without the effect of any fee and expense limitations or waivers.

•

The performance shown for Class N Shares for periods prior to May 31, 2012, reflects the performance of the Fund’s Class T Shares, calculated using the fees and expenses of Class T Shares, net of any applicable fee and expense limitations or waivers.

If Class A Shares, Class C Shares, Class S Shares, and Class I Shares of the Fund had been available during periods prior to July 6, 2009, or Class N Shares of the Fund had been available during periods prior to May 31, 2012, the performance shown for each respective share class may have been different. The performance shown for the periods following the Fund’s commencement of Class A Shares, Class C Shares, Class S Shares, Class I Shares, and Class N Shares reflects the fees and expenses of each respective share class, net of any applicable fee and expense limitations or waivers.

The bar chart depicts the change in performance from year to year during the periods indicated. The bar chart figures do not include any applicable sales charges that an investor may pay when they buy or sell Class A Shares or Class C Shares of the Fund. If sales charges were included, the returns would be lower. The table compares the Fund’s average annual returns for the periods indicated to a broad-based securities market index. All figures assume reinvestment of dividends and distributions. For certain periods, the Fund’s performance reflects the effect of expense waivers. Without the effect of these expense waivers, the performance shown would have been lower.

The Fund’s past performance (before and after taxes) does not necessarily indicate how it will perform in the future. Updated performance information is available at janushenderson.com/performance or by calling 1-877-335-2687.

Annual Total Returns for Class T Shares (calendar year-end)

Best Quarter: 1st Quarter 2012 1.82%	Worst Quarter: 2nd Quarter 2013 – 0.95%

The Fund’s year-to-date return as of the calendar quarter ended September 30, 2020 was 3.55%.

50  |    Janus Henderson Short-Term Bond Fund

Average Annual Total Returns (periods ended 12/31/19)
	1 Year	5 Years	10 Years	Since Inception (9/1/92)
Class T Shares
Return Before Taxes	4.07%	1.53%	1.77%	3.75%
Return After Taxes on Distributions	3.09%	0.83%	1.03%	2.33%
Return After Taxes on Distributions and Sale of Fund Shares(1)	2.40%	0.86%	1.06%	2.31%
Bloomberg Barclays 1-3 Year U.S. Government/Credit Index (reflects no deduction for expenses, fees, or taxes)	4.03%	1.67%	1.54%	3.79%
Class A Shares
Return Before Taxes(2)	1.28%	0.95%	1.28%	3.27%
Bloomberg Barclays 1-3 Year U.S. Government/Credit Index (reflects no deduction for expenses, fees, or taxes)	4.03%	1.67%	1.54%	3.79%
Class C Shares
Return Before Taxes(3)	1.95%	0.73%	0.98%	2.75%
Bloomberg Barclays 1-3 Year U.S. Government/Credit Index (reflects no deduction for expenses, fees, or taxes)	4.03%	1.67%	1.54%	3.79%
Class S Shares
Return Before Taxes	3.84%	1.32%	1.55%	3.27%
Bloomberg Barclays 1-3 Year U.S. Government/Credit Index (reflects no deduction for expenses, fees, or taxes)	4.03%	1.67%	1.54%	3.79%
Class I Shares
Return Before Taxes	4.21%	1.70%	2.00%	3.68%
Bloomberg Barclays 1-3 Year U.S. Government/Credit Index (reflects no deduction for expenses, fees, or taxes)	4.03%	1.67%	1.54%	3.79%
Class N Shares
Return Before Taxes	3.98%	1.71%	1.92%	3.81%
Bloomberg Barclays 1-3 Year U.S. Government/Credit Index (reflects no deduction for expenses, fees, or taxes)	4.03%	1.67%	1.54%	3.79%

(1)	If the Fund incurs a loss, which generates a tax benefit, the Return After Taxes on Distributions and Sale of Fund Shares may exceed the Fund’s other return figures.
(2)	Calculated assuming maximum permitted sales loads.
(3)	The one year return is calculated to include the contingent deferred sales charge.

The Fund’s primary benchmark index is the Bloomberg Barclays 1-3 Year U.S. Government/Credit Index. The index is described below.

•	The Bloomberg Barclays 1-3 Year U.S. Government/Credit Index is composed of all bonds of investment grade with a maturity between one and three years.

After-tax returns are calculated using distributions for the Fund’s Class T Shares (formerly named Class J Shares, the initial share class). After-tax returns are calculated using the historically highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your individual tax situation and may differ from those shown in the preceding table. The after-tax return information shown above does not apply to Fund shares held through a tax-advantaged account, such as a 401(k) plan or an IRA.

After-tax returns are only shown for Class T Shares of the Fund. After-tax returns for the other classes of Shares will vary from those shown for Class T Shares due to varying sales charges (as applicable), fees, and expenses among the classes.

51  |    Janus Henderson Short-Term Bond Fund

FUND SUMMARY

Janus Henderson Short-Term Bond Fund

Ticker:     JNSTX Class D Shares

INVESTMENT OBJECTIVE

Janus Henderson Short-Term Bond Fund seeks as high a level of current income as is consistent with preservation of capital.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)	Class D

Management Fees	0.44%

Other Expenses	0.20%

Total Annual Fund Operating Expenses(1)	0.64%

Fee Waiver(1)	0.06%

Total Annual Fund Operating Expenses After Fee Waiver(1)	0.58%

(1)

Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund’s total annual fund operating expenses (excluding administrative services fees (including out-of-pocket costs), brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.44% for at least a one-year period commencing on October 28, 2020. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees.

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses without waivers remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$65	$205	$357	$798

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 121% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in short- and intermediate-term securities such as corporate bonds or notes or government securities, including agency securities, commercial and residential mortgage-backed securities, and asset-backed securities. The Fund may invest in fixed and floating rate obligations with varying durations. The Fund will invest at least 65% of its net assets in investment grade debt securities. The Fund may invest up to 35% of its net assets in high-yield/high-risk bonds (also known as “junk” bonds). The Fund may enter into “to be announced” or “TBA” commitments when purchasing mortgage-backed securities or other securities, and may also invest in money market instruments and commercial loans (such as bank loans). The Fund may also invest in foreign securities, which may include investments in emerging markets securities. Due to the nature of the securities in which the Fund invests, it may have relatively high portfolio turnover compared to other funds.

36  |    Janus Henderson Short-Term Bond Fund

asset value. Alternatives to LIBOR are established or in development in most major currencies including SOFR that is intended to replace the U.S. dollar LIBOR.

Uncertainty regarding the process for amending existing contracts or instruments to transition away from LIBOR remains a concern for the Fund. The effect of any changes to, or discontinuation of, LIBOR on the Fund will vary depending on, among other things (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. For example, certain of the Fund’s investments may involve individual contracts that have (i) no existing fallback provision or language that contemplates the discontinuation of LIBOR or (ii) inadequate fallback provisions or language that does not contemplate a permanent discontinuation of LIBOR, and those investments could experience increased volatility or reduced liquidity as a result of the transition process. In addition, interest rate provisions included in such contracts may need to be renegotiated in contemplation of the transition away from LIBOR. In addition, an instrument’s transition to a replacement rate could result in variations in the reported yields of the Fund that holds such instrument. Accordingly, it is difficult to predict the full impact of the transition away from LIBOR on the Fund until new reference rates and fallbacks for both legacy and new products, instruments and contracts are commercially accepted.

Securities Lending Risk. The Fund may seek to earn additional income through lending its securities to certain qualified broker-dealers and institutions. There is the risk that when portfolio securities are lent, the securities may not be returned on a timely basis, and the Fund may experience delays and costs in recovering the security or gaining access to the collateral provided to the Fund to collateralize the loan. If the Fund is unable to recover a security on loan, the Fund may use the collateral to purchase replacement securities in the market. There is a risk that the value of the collateral could decrease below the cost of the replacement security by the time the replacement investment is made, resulting in a loss to the Fund.

Management Risk. The Fund is an actively managed investment portfolio and is therefore subject to the risk that the investment strategies employed for the Fund may fail to produce the intended results. The Fund may underperform its benchmark index or other mutual funds with similar investment objectives.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PERFORMANCE INFORMATION

The following information provides some indication of the risks of investing in the Fund by showing how the Fund’s performance has varied over time. Class D Shares of the Fund commenced operations on February 16, 2010, as a result of the restructuring of Class J Shares, the predecessor share class. The performance shown for Class D Shares for periods prior to February 16, 2010, reflects the performance of the Fund’s former Class J Shares, calculated using the fees and expenses in effect during the periods shown, net of any applicable fee and expense limitations or waivers. If Class D Shares of the Fund had been available during periods prior to February 16, 2010, the performance shown may have been different. The performance shown for the periods following the Fund’s commencement of Class D Shares reflects the fees and expenses of Class D Shares, net of any applicable fee and expense limitations or waivers.

The bar chart depicts the change in performance from year to year during the periods indicated. The table compares the Fund’s average annual returns for the periods indicated to a broad-based securities market index. All figures assume reinvestment of dividends and distributions. For certain periods, the Fund’s performance reflects the effect of expense waivers. Without the effect of these expense waivers, the performance shown would have been lower.

The Fund’s past performance (before and after taxes) does not necessarily indicate how it will perform in the future. Updated performance information is available at janushenderson.com/allfunds or by calling 1-800-525-3713.

40  |    Janus Henderson Short-Term Bond Fund

Annual Total Returns for Class D Shares (calendar year-end)

2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Best Quarter: 1st Quarter 2012 1.84%				Worst Quarter: 2nd Quarter 2013 – 0.92%

The Fund’s year-to-date return as of the calendar quarter ended September 30, 2020 was 3.64%.

Average Annual Total Returns (periods ended 12/31/19)
	1 Year	5 Years	10 Years	Since Inception (9/1/92)
Class D Shares
Return Before Taxes	4.18%	1.64%	1.87%	3.79%
Return After Taxes on Distributions	3.15%	0.89%	1.09%	2.35%
Return After Taxes on Distributions and Sale of Fund Shares(1)	2.47%	0.92%	1.13%	2.34%
Bloomberg Barclays 1-3 Year U.S. Government/Credit Index (reflects no deduction for expenses, fees, or taxes)	4.03%	1.67%	1.54%	3.79%

(1)	If the Fund incurs a loss, which generates a tax benefit, the Return After Taxes on Distributions and Sale of Fund Shares may exceed the Fund’s other return figures.

The Fund’s primary benchmark index is the Bloomberg Barclays 1-3 Year U.S. Government/Credit Index. The index is described below.

•	The Bloomberg Barclays 1-3 Year U.S. Government/Credit Index is composed of all bonds of investment grade with a maturity between one and three years.

After-tax returns are calculated using distributions for the Fund’s Class D Shares for the periods following February 16, 2010; and for the Fund’s Class J Shares, the predecessor share class, for periods prior to February 16, 2010. If Class D Shares of the Fund had been available during these earlier periods, distributions may have been different and thus, after-tax returns may have been different from those shown. After-tax returns are calculated using the historically highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your individual tax situation and may differ from those shown in the preceding table. The after-tax return information shown above does not apply to Fund shares held through a tax-advantaged account, such as a 401(k) plan or an IRA.

MANAGEMENT

Investment Adviser: Janus Capital Management LLC

Portfolio Managers: Michael Keough is Executive Vice President and Co-Portfolio Manager of the Fund, which he has co-managed since December 2019. Seth Meyer, CFA, is Executive Vice President and Co-Portfolio Manager of the Fund, which he has co-managed since December 2019. Greg Wilensky, CFA, is Executive Vice President and Co-Portfolio Manager of the Fund, which he has co-managed since February 2020.

41  |    Janus Henderson Short-Term Bond Fund